Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Sharps Compliance Corp.
at
$8.75 Net Per Share
by
Raven Houston Merger Sub, Inc.
a wholly-owned subsidiary of
Raven Buyer, Inc.
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 19, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED.
Raven Houston Merger Sub, Inc. (“Purchaser”), a Delaware corporation, is a wholly-owned subsidiary of Raven Buyer, Inc. (“Parent”), a Delaware corporation. Purchaser is offering to purchase all outstanding shares of common stock, par value $0.01 per share (individually, a “Share” and collectively, the “Shares”), of Sharps Compliance Corp. (“Sharps”), a Delaware corporation, for $8.75 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, the “Offer to Purchase”) and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 12, 2022, by and among Purchaser, Parent and Sharps (as it may be amended from time to time, the “Merger Agreement”), which provides, among other things, that as soon as practicable following the consummation of the Offer, and without a vote of the stockholders of Sharps in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Sharps (the “Merger”), with Sharps continuing as the surviving corporation and a wholly-owned subsidiary of Parent. For the avoidance of doubt, references herein to the “Offer” refer to the Offer as it may be extended from time to time, unless indicated otherwise.
At the closing of the Merger (the “Merger Closing”), each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of Sharps or owned, directly or indirectly, by Parent or Purchaser immediately prior to the effective time of the Merger, and Shares owned by any stockholders who have properly demanded appraisal rights in accordance with Section 262 of the DGCL) will be cancelled and automatically converted into the right to receive cash in an amount equal to the Offer Price. From and after the Merger Closing, all such Shares will no longer be outstanding and will cease to exist. As a result of the Merger, the Shares will cease to be publicly traded, and Sharps will become a wholly-owned subsidiary of Parent.
At a meeting duly called and held on July 11, 2022, after careful consideration, including review of the terms and conditions of the Offer in consultation with certain members of Sharps’s senior management as well as Sharps’s financial and legal advisors, and after considering its fiduciary duties under Delaware law, the board of directors of Sharps unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of Sharps and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend that Sharps’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
There is no financing condition to the Offer. However, the Offer is subject to various other conditions. A summary of the principal terms of the Offer appears on page 1 of this Offer to Purchase. This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both documents in their entirety before making a decision on whether to tender your Shares in the Offer.
This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.
July 25, 2022

IMPORTANT
If you desire to tender your Shares in the Offer, you must do one of the following prior to the expiration of the Offer:
•	If you hold your Shares through a broker, dealer, bank, trust company or other nominee, you must contact such person and give instructions that your Shares be tendered.
•
If you are a record holder (i.e., you hold certificates representing your Shares or hold your Shares in a book-entry/direct registration account maintained by Sharps’s transfer agent (such Shares, “DRS Shares”), in each case in your name), you must complete and sign the enclosed Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates representing your Shares (except in the case of DRS Shares), and any other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary & Paying Agent”), or tender your Shares by book-entry transfer. See Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase for further details.

If you wish to tender your Shares in the Offer, but: (i) the certificates representing your Shares are not immediately available or cannot be delivered to the Depositary & Paying Agent prior to the expiration of the Offer; (ii) you cannot comply with the procedures for book-entry transfer prior to the expiration of the Offer; or (iii) your other required documents cannot be delivered to the Depositary & Paying Agent prior to the expiration of the Offer, you may still tender your Shares by complying with the guaranteed delivery procedures described in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase. Please call or email D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”), at (800) 284-1755 (toll free) or SMED@dfking.com for assistance.
* * *
Questions and requests for assistance may be directed to the Information Agent at its telephone number and e-mail address set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov.

i

SUMMARY TERM SHEET
Raven Houston Merger Sub, Inc., a Delaware corporation (“Purchaser”), is a wholly-owned subsidiary of Raven Buyer, Inc., a Delaware corporation (“Parent”). Purchaser is offering to purchase all outstanding shares of common stock, par value $0.01 per share (individually, a “Share” and collectively, the “Shares”), of Sharps Compliance Corp., a Delaware corporation (“Sharps”), for $8.75 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, the “Offer to Purchase”) and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 12, 2022, by and among Parent, Purchaser and Sharps (as it may be amended from time to time, the “Merger Agreement”), which provides, among other things, that as soon as practicable following the consummation of the Offer, and without a vote of the stockholders of Sharps in accordance with under Section 251(h) of the Delaware General Corporation Law (“DGCL”), Purchaser will merge with and into Sharps (the “Merger”), with Sharps continuing as the surviving corporation and a wholly-owned subsidiary of Parent. The following are answers to some questions that you, as a stockholder of Sharps, may have about the Offer. We urge you to carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this Summary Term Sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser. For avoidance of doubt, references herein to the “Offer” refer to the Offer as it may be extended from time to time, unless indicated otherwise. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to the Purchaser.
Securities Sought	All issued and outstanding shares of common stock, par value $0.01 per share, of Sharps
Price Offered Per Share	$8.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes
Scheduled Expiration of the Offer	The time that is one minute following 11:59 p.m., New York City time, on August 19, 2022, unless the Offer is extended by Purchaser in accordance with the terms of the Merger Agreement
Purchaser	Raven Houston Merger Sub, Inc., a wholly-owned subsidiary of Raven Buyer, Inc.
Who is offering to purchase my Shares?
The Offer is being made by Purchaser, a Delaware corporation recently formed by Parent for the purpose of making this Offer. We are a wholly-owned subsidiary of Parent. See the “Introduction” to this Offer to Purchase and Section 9 — “Certain Information Concerning Purchaser and Parent.”
What are you offering to purchase in the Offer?
We are offering to purchase all of the outstanding Shares of Sharps. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”
How much are you offering to pay for my Shares and what is the form of payment?
We are offering to pay you $8.75 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record holder of your Shares (i.e., you hold certificates representing your Shares or hold your Shares in a book-entry/direct registration account maintained by Sharps’s transfer agent (such Shares, “DRS Shares”), in each case in your name) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own Shares through a broker, dealer, bank, trust company or other nominee, and such person tenders Shares on your behalf, your broker, dealer, bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.
Will you have financial resources to make payment?
Yes. The consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to purchase all Shares validly tendered and not validly withdrawn in the Offer, to pay the consideration due under the Merger Agreement in connection with the Merger to holders of Shares, RSAs and Sharps Options and to pay certain fees and expenses related to the Offer and the Merger is approximately $186.1 million. In connection with the entry into the Merger Agreement, Parent obtained an equity commitment letter, dated July 12, 2022, from the Aurora Funds (the “Equity Commitment Letter”) which provides for up to $186.1 million in equity financing, which equity financing is sufficient to fund the purchase of all Shares validly tendered in the Offer, to pay the consideration in respect of Shares converted in the Merger into the right to receive the same per Share amount paid in the Offer and to pay fees and expenses related to the Offer and the Merger. In connection with the entry into the Merger Agreement, Parent also obtained a debt commitment letter, dated July 12, 2022 (the “Debt Commitment Letter”), which provides for $110.0 million in the aggregate of debt financing (“Debt Financing”). To the extent that Parent actually utilizes such Debt Financing, the amount of equity funded by the Aurora Funds under the Equity Commitment Letter would be reduced on a dollar-for-dollar basis. Parent may also seek funding from equity co-investors, which to the extent funded would further reduce the amount of equity funded by the Aurora Funds under the Equity Commitment Letter. See Section 10 — “Source and Amount of Funds.”
Is your financial condition relevant to my decision to tender my Shares in the Offer?
No. We do not believe that our financial condition is relevant to your decision to tender Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not subject to any financing condition, (iii) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares (other than shares held in the treasury of Sharps or owned, directly or indirectly, by Parent or Purchaser immediately prior to the effective time of the Merger (the “Merger Effective Time”) (collectively, “Excluded Shares”) and any Shares held by any Sharps stockholders who properly and validly perfect their appraisal rights in connection with the Merger as described in Section 12 — “Purpose of the Offer; Plans for Sharps; Appraisal Rights”) in the Merger for cash at the same price per share as the Offer Price (the “Merger Consideration”) net to the holder, without interest and less any applicable withholding taxes, and (iv) we have all of the financial resources, including committed equity financing and debt financing, sufficient to finance the Offer and the Merger. See Section 10 — “Source and Amount of Funds.”
Will I have to pay any fees or commissions?
If you are the record owner of your Shares and you tender your Shares pursuant to the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee for tendering Shares on your behalf. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.
What are the most significant conditions to the Offer?
The Offer is conditioned upon, among other things:
•
prior to the expiration of the Offer, there being validly tendered (not counting as validly tendered any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) and not validly withdrawn a number of Shares that, together with the Shares, if any, then owned by Parent or any of its subsidiaries, would represent at least one Share more than fifty percent (50%) of the number of Shares that are then issued and outstanding as of the expiration of the Offer on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together with all Shares that Sharps would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, including after giving effect to the cancellation of the Sharps Options (as defined below) in accordance with Section 13 — “The Transaction Documents — The Merger Agreement — Treatment of Sharps Stock Options,” and regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) (the “Minimum Condition”); and

•
prior to the expiration of the Offer, the applicable waiting period under the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in respect of the transactions contemplated by the Merger Agreement having expired or having been terminated (the “HSR Condition”).

Other conditions of the Offer are described in Section 15 — “Conditions of the Offer.” We can waive certain conditions to the Offer without the consent of Sharps. We cannot, however, amend or waive the Minimum Condition. See also Section 16 — “Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not subject to any financing condition.
Why are you making the Offer?
We are making the Offer because we and Parent want to acquire the entire equity interest in Sharps. The Offer, as the first step in the acquisition of Sharps, is intended to facilitate the acquisition of any and all issued and outstanding Shares. We are making the Offer pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into Sharps in accordance with Section 251(h) of the DGCL, with Sharps continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned subsidiary of Parent. See “Introduction” and Section 12 — “Purpose of the Offer; Plans for Sharps; Appraisal Rights.”
Is there an agreement governing the Offer?
Yes. Sharps, Parent and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See the “Introduction” to this Offer to Purchase and Section 13 — “The Transaction Documents — The Merger Agreement.”
What does the board of directors of Sharps recommend regarding the Offer?
The board of directors of Sharps unanimously:
•	determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of Sharps and its stockholders,
•
approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and

•	resolved to recommend that Sharps’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
The factors considered by the board of directors of Sharps in making the determinations and recommendations described above and other matters relied upon by the board of directors of Sharps are described in Sharps’s Solicitation/Recommendation Statement on Schedule 14D-9 (as defined below), which will be filed with the SEC and is being mailed to Sharps stockholders, together with this Offer to Purchase. Sharps stockholders are urged to carefully read Sharps’s Solicitation/Recommendation Statement on Schedule 14D-9 in its entirety.
See Section 11 — “Contacts and Transactions with Sharps; Background of the Offer.”
Has the board of directors of Sharps received a fairness opinion in connection with the Offer and the Merger?
Yes. Raymond James & Associates, Inc. (“Raymond James”), the financial advisor to the board of directors of Sharps, rendered to the board of directors of Sharps an oral opinion, on July 11, 2022, which was subsequently confirmed by a written opinion, dated July 11, 2022, to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Raymond James as set forth therein, the Offer Price and the Merger Consideration to be received by holders of Shares in the Offer and Merger, as applicable, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of Raymond James written opinion, which describes the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Raymond James in preparing its opinion, will be included as an annex to the Schedule 14D-9. Sharps stockholders are urged to read the full text of that opinion carefully and in its entirety.
Have any Sharps stockholders entered into agreements with you or your affiliates requiring them to tender their Shares in the Offer?
Yes. In connection with the execution of the Merger Agreement, certain Sharps stockholders, including Sharps’s current directors and certain executive officers, have entered into a Tender and Support Agreement, dated as of July 12, 2022 (the “Tender and Support Agreement”), with Parent and Purchaser. See Section 13 — “The

Transaction Documents—Tender and Support Agreement.” The Tender and Support Agreement, among other things, requires these stockholders to promptly and validly tender their Shares in the Offer and deliver all other documents or instruments required to be delivered pursuant to the terms of the Offer.
How long do I have to tender my Shares in the Offer?
You may tender your Shares in the Offer until the Offer expires. The Offer is scheduled to expire at one minute following 11:59 p.m., New York City time, on August 19, 2022, unless the offer is extended by Purchaser in accordance with the terms of the Merger Agreement. See Section 1 — “Terms of the Offer.” If you cannot deliver everything required to make a valid tender of your Shares to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary & Paying Agent”), or comply with the procedures for book-entry transfer, prior to such time, you may be able to use the guaranteed delivery procedures, which are described in Section 3 — “Procedure for Tendering Shares.” In addition, if we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, bank, trust company or other nominee, they may require advance notification before the expiration of the Offer.
When and how will I be paid for my tendered Shares?
Subject to the terms and conditions of the Offer, we will accept for payment and pay for all validly tendered and not validly withdrawn Shares promptly after the later of the expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in Section 15 — “Conditions of the Offer.” We can waive certain conditions to the Offer without the consent of Sharps. We cannot, however, amend or waive the Minimum Condition.
We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with the Depositary & Paying Agent, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary & Paying Agent of certificates representing such Shares (except in the case of tendered DRS Shares) or a confirmation of a book-entry transfer of such Shares as described in Section 3 — “Procedure for Tendering Shares,” a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares to be validly tendered.
Can the Offer be extended and, if so, under what circumstances?
Yes. Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If, at the scheduled expiration of the Offer or the expiration of any extension of the Offer as described below, any condition to the Offer is not satisfied and has not been waived by Parent or us if permitted under the Merger Agreement, we will (and without the consent of Sharps) extend the Offer on one or more occasions in consecutive increments for an additional period of up to ten Business Days per extension (with a “Business Day” being any day, other than Saturday, Sunday, or any day on which banking institutions located in the City of New York or Houston, Texas are authorized or required by law or other governmental action to close) to permit such condition to be satisfied. In addition, we will extend the Offer from time to time for any period required by any rule, regulation, interpretation, or position of the SEC or the staff thereof or the rules of the Nasdaq Capital Market (“Nasdaq”) applicable to the Offer; provided, however, that (i) if, on the scheduled expiration of the Offer or any extension thereof, all conditions to the Offer other than the Minimum Condition have been satisfied or waived, we will only be required to extend the Offer beyond such date for one additional period not to exceed an aggregate of ten Business Days to permit the Minimum Condition to be satisfied, and (ii) in no event will we be required to extend the Offer beyond a date later than November 12, 2022 (the “Outside Date”). See Section 1 — “Terms of the Offer,” Section 13 — “The Transaction Documents — The Merger Agreement — Extensions of the Offer,” and Section 16 — “Certain Legal Matters; Regulatory Approvals.”
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform the Depositary & Paying Agent of that fact and will make a public announcement of the extension, no later than the earlier of (i) 9:00 a.m., New York City time, or (ii) the first opening of the Nasdaq, on the next Business Day after the day on which the Offer or any extension thereof was scheduled to expire.

Will you provide a subsequent offering period?
No. We do not anticipate a subsequent offering period following expiration of the Offer as we anticipate the Merger will be completed immediately following the acceptance of Shares for purchase in the Offer.
How do I tender my Shares?
If you desire to tender your Shares in the Offer, you must do one of the following prior to the expiration of the Offer:
•	If you hold your Shares through a broker, dealer, bank, trust company or other nominee, you must contact such person and give instructions that your Shares be tendered.
•
If you are a record holder (i.e., you hold certificates representing your Shares or DRS Shares, in each case in your name), you must complete and sign the enclosed Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates representing your Shares (except in the case of DRS Shares) and any other documents required by the Letter of Transmittal, to the Depositary & Paying Agent or tender your Shares by book-entry transfer. See Section 3 — “Procedure for Tendering Shares” for further details.

If you wish to tender your Shares in the Offer, but (i) the certificates representing your Shares are not immediately available or cannot be delivered to the Depositary & Paying Agent prior to the expiration of the Offer, (ii) you cannot comply with the procedures for book-entry transfer prior to the expiration of the Offer or (iii) your other required documents cannot be delivered to the Depositary & Paying Agent prior to the expiration of the Offer, you may still tender your Shares by complying with the guaranteed delivery procedures described in Section 3 — “Procedure for Tendering Shares.”
Until what time can I withdraw tendered Shares?
You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration of the Offer. Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See Section 4 — “Withdrawal Rights.”
How do I withdraw tendered Shares?
To withdraw your previously tendered Shares, you must deliver a written notice of withdrawal containing the required information to the Depositary & Paying Agent while you have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, dealer, bank, trust company or other nominee, you must instruct such person to arrange to withdraw the Shares. See Section 4 — “Withdrawal Rights.”
Will the Merger follow the Offer if all Shares are not tendered in the Offer?
Yes. If we consummate the Offer, and accordingly acquire that number of Shares that, when added to the Shares then-beneficially owned by Parent or us, represents at least one more Share than 50% of the Shares then outstanding as of the Expiration Date (as defined below) on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together with all Shares that Sharps would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, including after giving effect to the cancellation Sharps Options (as defined below) in accordance with Section 13 — “The Transaction Documents — The Merger Agreement — Treatment of Sharps Stock Options,” and regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Sharps pursuant to Section 251(h) of the DGCL. Following consummation of the Merger, Sharps will become a wholly-owned subsidiary of Parent, and each remaining Share (other than any Excluded Shares and any Shares held by any Sharps stockholders who properly and validly perfect their appraisal rights in connection with the Merger as described in Section 12 — “Purpose of the Offer; Plans for Sharps; Appraisal Rights”) will be automatically converted into the right to receive the Merger Consideration, net to the holder in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). See the “Introduction” to this Offer to Purchase, Section 12 — “Purpose of the Offer; Plans for Sharps; Appraisal Rights” and Section 13 — “The Transaction Documents — The Merger Agreement — The Merger.”

If I do not tender my Shares, how will they be affected by the Offer?
If the Offer is consummated, the Merger will occur as soon as practicable following our acceptance for payment of the Shares tendered in the Offer, and Sharps stockholders who do not tender their Shares in the Offer (other than those who properly and validly perfect their appraisal rights in connection with the Merger) will receive cash in an amount per Share equal to the Offer Price, without interest and less any applicable withholding taxes. Therefore, if the Merger is consummated, the only difference between tendering and not tendering your Shares is that tendering Sharps stockholders will be paid earlier. See Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.”
Are appraisal rights available in either the Offer or the Merger?
Appraisal rights will not be available to you in connection with the Offer. However, you will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 12 — “Purpose of the Offer; Plans for Sharps; Appraisal Rights — Appraisal Rights.”
What will happen to my Sharps stock options in the Offer?
The Offer is being made for Shares only and is not being made for any stock options to purchase Shares that were granted under any Sharps stock plan or otherwise (each such stock option, a “Sharps Option”). Each Sharps Option, whether vested or unvested or exercisable, that is outstanding immediately prior to the Merger Effective Time will be cancelled and the Surviving Corporation (as defined below) will pay to each former holder of such cancelled Sharps Option as soon as practicable after the Merger Effective Time an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share under such Sharps Option and (ii) the number of Shares subject to such Sharps Option; provided, that if the exercise price per Share of any such Sharps Option is equal to or greater than the Merger Consideration, such Sharps Option will be cancelled without any cash payment being made in respect thereof. See Section 13 — “The Transaction Documents — The Merger Agreement — Treatment of Sharps Stock Options.”
What will happen to my Sharps restricted stock in the Offer?
The Offer is being made for Shares only including restricted stock awards granted under the Sharps Compliance Corp. 2010 Stock Plan (each, a “Sharps RSA”). Each Sharps RSA, whether vested or unvested, that is outstanding immediately prior to the Merger Effective Time will be cancelled and converted automatically into the right to receive the Merger Consideration with respect to each Share subject to the cancelled Sharps RSA. See Section 13 — “The Transaction Documents — The Merger Agreement — Treatment of Sharps RSA Awards.”
If the Offer is completed, will Sharps continue as a public company?
If the Offer is completed, we will complete the Merger pursuant to Section 251(h) of the DGCL as soon as practicable following our acceptance for payment of Shares in the Offer. As a result, the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Immediately following the consummation of the Merger, Parent intends to cause Sharps to delist the Shares from Nasdaq. In addition, Parent intends and will cause Sharps to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met. See Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.”
What is the market value of my Shares as of a recent date?
On July 11, 2022, the last full trading day before we announced the Offer and the possible subsequent Merger, the closing price of the Shares reported on Nasdaq was $2.85 per Share. On July 22, 2022, the last full trading day before the date of this Offer to Purchase, the closing price of a Share on Nasdaq was $8.58. You should obtain current market quotations for Shares before deciding whether to tender your Shares in the Offer.

What are the U.S. federal income tax consequences of tendering my Shares pursuant to the Offer, or receiving payment for my Shares pursuant to the Merger?
In general, the tender of Shares in exchange for cash pursuant to the Offer, or the exchange of Shares for cash pursuant to the Merger, will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your own tax advisor about the tax consequences to you of tendering your Shares in exchange for cash pursuant to the Offer, or exchanging your Shares for cash pursuant to the Merger, in light of your particular circumstances. See Section 5 — “Material U.S. Federal Income Tax Considerations.”
Whom can I talk to if I have questions about the Offer?
You can call the Information Agent at (800) 284-1755 (toll free) or email SMED@dfking.com.

To the Stockholders of Sharps:
INTRODUCTION
Raven Houston Merger Sub, Inc., a Delaware corporation (“Purchaser” “we,” “our,” or “us”), is a wholly-owned subsidiary of Raven Buyer, Inc., a Delaware corporation (“Parent”), which is controlled by the Aurora Funds (as defined herein), which are managed by Aurora Capital Partners Management VI L.P., as general partner, which in turn is managed by Aurora Fund VI UGP LLC, as general partner. Purchaser is offering to purchase all outstanding shares of common stock, par value $0.01 per share (individually, a “Share” and collectively, the “Shares”), of Sharps Compliance Corp. (“Sharps”), a Delaware corporation, for $8.75 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). For the avoidance of doubt, references herein to the “Offer” refer to the Offer as it may be extended from time to time, unless indicated otherwise.
If you are the record holder of your Shares, you will not be required to pay certain brokerage fees and commissions on the sale of Shares pursuant to the Offer. However, you will be required to pay any taxes incurred in connection with the tender of Shares in exchange for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger (including, without limitation, any stock transfer taxes and those taxes described in Section 5 – “Material U.S. Federal Income Tax Considerations”) and you may be subject to U.S. federal backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3 — “Procedure for Tendering Shares — U.S. Federal Income Tax – Backup Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Computershare Trust Company, N.A. (the “Depositary & Paying Agent”) and D.F. King & Co., Inc. (the “Information Agent”) incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”
We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of July 12, 2022, by and among Parent, Purchaser and Sharps (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), Purchaser will be merged with and into Sharps (the “Merger”) without a vote of the stockholders of Sharps in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Sharps continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than any Shares held in the treasury of Sharps or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Merger Effective Time (collectively, “Excluded Shares”) and any Shares held by any Sharps stockholders who properly and validly perfect their appraisal rights in connection with the Merger as described in Section 12 — “Purpose of the Offer; Plans for Sharps; Appraisal Rights”) will be automatically converted into the right to receive the Offer Price, net to the holder in cash, without interest and less any applicable withholding taxes. The Offer is subject to the satisfaction or waiver of certain conditions described in Section 15 — “Conditions of the Offer.” We can waive certain conditions to the Offer. We cannot, however, amend or waive the Minimum Condition without the consent of Sharps. Section 13 — “The Transaction Documents — The Merger Agreement” contains a more detailed description of the Merger Agreement. Section 5 — “Material U.S. Federal Income Tax Considerations” describes certain material U.S. federal income tax consequences related to the Offer and the Merger.
At a meeting duly called and held on July 11, 2022, after careful consideration, including review of the terms and conditions of the Offer in consultation with certain members of Sharps’s senior management as well as Sharps’s financial and legal advisors, and after considering its fiduciary duties under Delaware law, the board of directors of Sharps unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of Sharps and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend that Sharps’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The factors considered by the board of directors of Sharps in making the determinations and recommendations described above and other matters relied upon by the board of directors of Sharps are described in Sharps’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the SEC and is being mailed to Sharps stockholders, together with this Offer to Purchase. Sharps stockholders are urged to carefully read Sharps’s Solicitation/Recommendation Statement on Schedule 14D-9.
Raymond James & Associates, Inc. (“Raymond James”), the financial advisor to the board of directors of Sharps, rendered to the board of directors of Sharps an oral opinion, on July 11, 2022, which was subsequently confirmed by a written opinion, dated July 11, 2022, to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Raymond James as set forth therein, the Offer Price and the Merger Consideration to be received by holders of Shares in the Offer and Merger, as applicable, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of Raymond James written opinion, which describes the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Raymond James in preparing its opinion, will be included as an annex to the Schedule 14D-9. Sharps stockholders are urged to read the full text of that opinion carefully and in its entirety.
The Offer is conditioned upon, among other things: (i) prior to the expiration of the Offer, there being validly tendered (not counting as validly tendered any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) and not validly withdrawn a number of Shares that, together with the Shares, if any, then owned by Parent or any of its subsidiaries, would represent at least one Share more than fifty percent (50%) of the number of Shares that are then issued and outstanding as of the expiration of the Offer on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together with all Shares that Sharps would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, including after giving effect to the cancellation Sharps Options (as defined below) in accordance with Section 13 — “The Transaction Documents — The Merger Agreement — Treatment of Sharps Stock Options,” and regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) (the “Minimum Condition”); and (ii) prior to the expiration of the Offer, the applicable waiting period under the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in respect of the transactions contemplated by the Merger Agreement having expired or having been terminated (the “HSR Condition”). See Section 15 — “Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance.”
According to Sharps, as of the close of business on July 22, 2022, there were (i) 19,787,790 Shares issued and outstanding, including (A) 83,320 unvested RSAs that are granted to employees, and (B) 14,766 unvested RSAs that are granted to directors, (ii) 295,615 Shares that were held by the Sharps in its treasury, and (iii) 1,182,185 Shares were reserved for issuance pursuant to the Sharps Compliance Corp 2010 Stock Plan (of which 604,077 Shares were subject to outstanding Sharps Stock Options. Accordingly, we anticipate that the Minimum Condition would be satisfied if 10,195,935 Shares are validly tendered pursuant to the Offer and not validly withdrawn. Sharps has informed us that as of July 22, 2022, the Supporting Stockholders (as defined below) collectively beneficially owned 775,675 Shares and 43,739 unvested RSAs, representing collectively approximately 4.0%of the then-outstanding shares, on a fully diluted basis, which Shares will be tendered, or caused to be tendered, by the Supporting Stockholders pursuant to the Offer in accordance with the Tender and Support Agreement.
This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of the stockholders of Sharps. See Section 16 — “Certain Legal Matters; Regulatory Approvals — Stockholder Approval Not Required.” The Offer is conditioned upon the fulfillment of the conditions described in Section 15 — “Conditions of the Offer.” We can waive certain conditions to the Offer without the consent of Sharps. We cannot, however, amend or waive the Minimum Condition. The Offer will expire at one minute following 11:59 p.m., New York City time, on August 19, 2022, unless we extend the Offer.
THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER
1.	Terms of the Offer.
Subject to the satisfaction or waiver of all the conditions set forth in the Offer and the Merger Agreement, (i) prior to 9:00 a.m., New York City time, on the Business Day in accordance with the terms of the Merger (determined using Rule 14d-1(g)(3) under the Exchange Act) immediately following the Expiration Date, we will irrevocably accept for payment (the time of acceptance for payment, the “Acceptance Time”) all Shares validly tendered and not properly withdrawn pursuant to the Offer, and (ii) at or as promptly as practicable following the Acceptance Time (but in any event within three Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) we will pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer in accordance with the procedures set forth in Section 3 — “Procedure for Tendering Shares”; provided, that with respect to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, we will be under no obligation to make any payment for such Shares unless and until such Shares are delivered in settlement or satisfaction of such guarantee. “Expiration Date” means one minute following 11:59 p.m., New York City time, on August 19, 2022, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, will expire.
The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Condition and the HSR Condition. We can waive certain conditions of the Offer without the consent of Sharps. We cannot, however, amend or waive the Minimum Condition.
If, as of then scheduled Expiration Date, any condition to the Offer is not satisfied and has not been waived by Parent or us if permitted under the Merger Agreement, we will (and without the consent of Sharps) extend the Offer on one or more occasions in consecutive increments for an additional period of up to ten Business Days per extension to permit such condition to be satisfied (subject to Parent’s and our right to waive any condition to the Offer, other than the Minimum Condition). In addition, we will extend the Offer from time to time for any period required by any rule, regulation, interpretation, or position of the SEC or the staff thereof or the rules of the Nasdaq applicable to the Offer; provided, however, that (i) if, on the scheduled expiration of the Offer or any extension thereof, all of the conditions to the Offer, except for the Minimum Condition, are satisfied or have been waived, we will only be required to extend the Offer beyond such date of expiration for one additional period, not to exceed an aggregate of ten Business Days to permit the Minimum Condition to be satisfied, and (ii) in no event will we be required to extend the Offer beyond a date later than November 12, 2022 (the “Outside Date”). During any extension of the Offer, all Shares previously validly tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See Section 4 — “Withdrawal Rights.”
We also reserve the right, in our sole discretion, to increase the Offer Price or waive or modify, in whole or in part, any of the conditions to the Offer (other than the Minimum Condition which may not be amended or waived), except that, unless otherwise provided by the Merger Agreement, without Sharps’s written consent, we cannot (1) reduce the Offer Price, (2) change the form of consideration payable in the Offer (other than by adding consideration), (3) reduce the number of Shares subject to the Offer, (4) waive or change the Minimum Condition, (5) add conditions or requirements to the Offer, (6) extend or change the expiration of the Offer except as required or permitted by the Merger Agreement, or (7) modify any condition to the Offer or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares.
If we make a material change in the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price, a change in percentage of securities sought or a change in the dealer’s soliciting fee, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five Business Days from the date the material change is first published, sent or given to stockholders and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought or a change in the dealer’s soliciting fee, a minimum of ten Business Days is generally required to allow adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, we increase the consideration to be paid for Shares in the Offer, and if the Offer is scheduled to expire at any time before the expiration of a period of ten Business Days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, we will extend the Offer at least until the expiration of that period of ten Business Days. If, prior to the Expiration Date, we increase the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.
Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof consistent with the requirements of the SEC. In the case of an extension of the Offer, we will inform the Depositary & Paying Agent of that fact and will make a public announcement of such extension, no later than the earlier of (i) 9:00 a.m., New York City time, or (ii) the first opening of Nasdaq, on the next Business Day after the previously scheduled Expiration Date.
Sharps has provided us with its stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. In accordance with the Merger Agreement and applicable law, we will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
Neither Parent nor Purchaser takes any responsibility for the accuracy or completeness of any information described herein contained in any Solicitation/Recommendation Statement on Schedule 14D-9 filed by Sharps with the SEC, including information concerning Sharps, its affiliates, officers or directors or any failure by Sharps to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.
2.	Acceptance for Payment and Payment.
Subject to the satisfaction or waiver of all conditions to the Offer (other than those conditions that by their terms are to be satisfied at the closing of the Offer), (i) prior to 9:00 a.m., New York City time, on the Business Day (determined using Rule 14d-1(g)(3) under the Exchange Act) immediately following the Expiration Date, we will consummate the Offer in accordance with its terms and irrevocably accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer, and (ii) at or as promptly as practicable following the Acceptance Time (but in any event within three Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) we will pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer; provided, that with respect to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, we will be under no obligation to make any payment for such Shares unless and until such Shares are delivered in settlement or satisfaction of such guarantee. If we terminate or withdraw the Offer in accordance with the Merger Agreement, or the Merger Agreement is otherwise terminated pursuant to the terms thereof, prior to the acceptance for payment of the Shares tendered in the Offer and not withdrawn, we will promptly return, and will cause the Depositary & Paying Agent to return, all tendered Shares to the registered holders thereof.
We can waive certain conditions to the Offer without the consent of Sharps. We cannot, however, amend or waive the Minimum Condition. Notwithstanding the foregoing, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until all conditions to the Offer have been satisfied or waived. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see Section 16 — “Certain Legal Matters; Regulatory Approvals.”
We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary & Paying Agent, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you.
In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary & Paying Agent of: (i) certificates representing such Shares (except in the case of tendered Shares held in a book-entry/direct registration account (a “DRS Account”) maintained by Sharps’s transfer agent (such Shares, “DRS Shares”)) or confirmation of a book-entry transfer of such Shares into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility (defined in Section 3 — “Procedure for Tendering Shares —

Book-Entry Delivery”); (ii) a properly completed and duly executed Letter of Transmittal, with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (defined in Section 3 — “Procedure for Tendering Shares — Book-Entry Delivery”) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal. For a description of the procedures for tendering Shares pursuant to the Offer, see Section 3 — “Procedure for Tendering Shares.” Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or confirmations of book-entry transfer are actually received by the Depositary & Paying Agent.
For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give written notice of our acceptance to the Depositary & Paying Agent.
Under no circumstances will we pay interest on the consideration paid for Shares accepted for purchase in the Offer, regardless of any extension of the Offer or any delay in making payment for such Shares.
If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates representing more Shares than are tendered: (i) in the case of certificated Shares, we will return certificates (or issue new certificates) representing unpurchased or untendered Shares; (ii) in the case of DRS Shares, the unpurchased Shares will be credited to your DRS Account; or (iii) in the case of Shares delivered by book-entry transfer into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedure for Tendering Shares,” the unpurchased Shares will be credited to an account maintained at the Book-Entry Transfer Facility, without expense to you, promptly following the expiration, termination or withdrawal of the Offer.
Parent and Purchaser may assign, in their sole discretion, any or all of their rights, interests and obligations under the Merger Agreement to (a) any affiliate of Parent at any time, in which case all references therein to Parent or Purchaser shall be deemed references to such other affiliate, except that (i) all representations and warranties made in the Merger Agreement with respect to Parent or Purchaser as of the date of the Merger Agreement shall be deemed to be representations and warranties made with respect to such other affiliate as of the date of such assignment and (ii) no such assignment to an affiliate of Parent will relieve Parent or Purchaser from their respective obligations under the Merger Agreement or (b) after the Merger Effective Time, to any person or entity.
3.	Procedure for Tendering Shares.
Valid Tender of Shares. Except as set forth below, in order for you to validly tender Shares in the Offer, the Depositary & Paying Agent must receive, at one of its addresses set forth on the back cover of this Offer to Purchase, prior to the Expiration Date, the Letter of Transmittal, properly completed according to its instructions and duly executed, together with any required signature guarantees or, in the case of a book-entry delivery of Shares, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and any other documents required by the Letter of Transmittal, and either: (i) you must deliver certificates representing the tendered Shares to the Depositary & Paying Agent (except in the case of DRS Shares), or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary & Paying Agent must receive timely confirmation of the book-entry transfer of such Shares (which confirmation must include an Agent’s Message if you have not delivered a Letter of Transmittal) into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility (as defined below), in each case prior to the Expiration Date; or (ii) you must comply with the guaranteed delivery procedures set forth below.
The method of delivery of Shares, including through a DRS Account or the Book-Entry Transfer Facility, the Letter of Transmittal and all other required documents is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary & Paying Agent (including, in the case of a book-entry delivery, by confirmation of a book-entry transfer of such Shares into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility). If certificates representing Shares are sent by mail, we recommend you use registered mail with return receipt requested, properly insured, in time to be received prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.
If you wish to tender your Shares pursuant to the Offer and you hold your Shares through a broker, dealer, bank, trust company or other nominee, you must contact such person and give instructions that your Shares be tendered prior to the Expiration Date.
Binding Agreement. The tender of Shares pursuant to any one of the procedures described in this Section 3 — “Procedure for Tendering Shares” will constitute your acceptance of the Offer, as well as your representation and warranty that you have the full power and authority to tender and assign the Shares tendered, to the extent specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.
Book-Entry Delivery. The Depositary & Paying Agent will establish an account with respect to the Shares for purposes of the Offer at The Depositary Trust Company (the “Book-Entry Transfer Facility”) within two Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary & Paying Agent’s account in accordance with the procedures of the Book-Entry Transfer Facility for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either: (i) a confirmation of a book-entry transfer into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility of all Shares tendered by book-entry transfer, together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary & Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; or (ii) the guaranteed delivery procedures described below must be complied with.
Required documents must be transmitted to and received by the Depositary & Paying Agent at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary & Paying Agent.
“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary & Paying Agent and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.
Signature Guarantees; Stock Powers. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program and the Nasdaq Medallion Stamp Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares (which, for purposes of this Section 3, includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the holder of the Shares) who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.
If the Letter of Transmittal is signed by, payment of the purchase price is to be made to, or Shares not tendered or accepted for payment are to be returned in the name of, a person other than the registered holder of the Shares that were delivered, then any certificates representing such Shares must be properly endorsed for transfer or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on any such certificates representing such Shares, with the signatures on any such certificates or stock powers guaranteed by an Eligible Institution as described above. See Instructions 1 and 5 of the Letter of Transmittal.
If certificates representing the Shares are forwarded separately to the Depositary & Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates for the Shares.
Guaranteed Delivery. If you wish to tender your Shares pursuant to the Offer but you cannot deliver the certificates representing such Shares and all other required documents to the Depositary & Paying Agent prior to the Expiration Date or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:
•	such tender is made by or through an Eligible Institution;
•
a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary & Paying Agent (as provided below) prior to the Expiration Date; and

•
the certificates representing all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with, any required signature guarantees (or, in the case of a book-entry delivery of Shares, an Agent’s Message in lieu of the Letter of Transmittal) and any other required documents, are received by the Depositary & Paying Agent within two trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered or transmitted by email or mail to the Depositary & Paying Agent and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.
U.S. Federal Income Tax – Backup Withholding. Under applicable U.S. federal income tax laws, the Depositary & Paying Agent generally will be required to backup withhold at the applicable statutory rate, currently 24%, from any payments made pursuant to the Offer unless you provide the Depositary & Paying Agent with your taxpayer identification number and certify that you are a United States person and are not subject to such backup withholding by completing the Internal Revenue Service Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a nonresident alien or foreign entity, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8. See Instruction 8 of the Letter of Transmittal and Section 5 – “Material U.S. Federal Income Tax Considerations” of this Offer to Purchase for a more detailed discussion of backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the U.S. Internal Revenue Service (the “IRS”).
Appointment of Proxy. By executing and delivering a Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney, proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Sharps stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of Sharps stockholders then scheduled or acting by written consent without a meeting).
The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Sharps stockholders.
Determination of Validity. We will resolve, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding, absent a finding to the contrary by a court of competent jurisdiction. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary & Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, absent a finding to the contrary by a court of competent jurisdiction.

4.	Withdrawal Rights.
Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn (i) at any time before the Expiration Date and (ii) if Purchaser has not accepted for payment Shares tendered pursuant to the Offer by September 22, 2022, which is the 60th day after the date of the commencement of the Offer, at any time after such date, in each case by complying with the procedures set forth below.
If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary & Paying Agent may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4.
For your withdrawal to be effective, a written transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary & Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary & Paying Agent, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of DRS Shares or Shares tendered by book-entry transfer, the name and number of the DRS Account or the account maintained at the Book-Entry Transfer Facility, respectively, to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by following the procedures described in Section 3 — “Procedure for Tendering Shares.”
If you wish to withdraw Shares that were tendered by giving instructions to a broker, dealer, bank, trust company or other nominee, you must instruct such person to arrange to withdraw the Shares.
We will resolve, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination will be final and binding, absent a finding to the contrary by a court of competent jurisdiction. None of Purchaser, the Depositary & Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.
The method for delivery of any documents related to a withdrawal is at the election and risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary & Paying Agent. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
5.	Material U.S. Federal Income Tax Considerations.
The following discussion summarizes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who tender Shares in exchange for cash pursuant to the Offer or exchange Shares for cash pursuant to the Merger.
This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer or the Merger. Due to the individual nature of tax consequences, you are strongly urged to consult your own tax advisors as to the specific tax consequences to you of tendering your Shares in exchange for cash pursuant to the Offer, or exchanging your Shares for cash pursuant to the Merger, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies only if you hold your Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as brokers or dealers in securities, commodities or foreign currency, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, banks and certain other financial institutions, government and tax-exempt organizations, certain former citizens or residents of the United States, U.S. expatriates, stockholders that are pass-through entities for U.S. federal income tax purposes (including, without limitation, partnerships and S corporations) or the investors in such pass-through entities, regulated investment companies, real estate investment trusts, stockholders whose “functional currency” is not the U.S. dollar, persons subject to special tax accounting rules under Section 451(b) of the Code, persons holding Shares as “qualified small business stock” within the meaning of Section 1202 of the Code, persons exercising appraisal rights, if any, persons subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, controlled foreign corporations, passive foreign investment companies, U.S. Holders that are subject to taxing jurisdictions other than, or in addition to, the United States, Non-U.S. Holders which are corporations organized outside the United States, any state thereof, or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons who hold Shares as part of a hedge, straddle, constructive sale, integrated or conversion transaction, and persons who acquired their Shares through the exercise of employee stock options or in other compensatory transactions). This discussion does not address any tax consequences arising under any state, local or foreign tax law, nor does it address any U.S. federal tax considerations other than those pertaining to the U.S. federal income tax. This discussion is based on the Code, the United States Treasury Regulations promulgated under the Code (“U.S. Treasury Regulations”), and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect and any such change could affect the accuracy of statements and conclusions set forth in this discussion. We have not sought, nor do we expect to seek, any ruling from the IRS with respect to the matters discussed below. There can be no assurances that the IRS will not take a different position concerning the tax consequences of the tender of Shares in exchange for cash pursuant to the Offer, or the exchange of Shares for cash pursuant to the Merger, or that any such position would be sustained.
For purposes of the following discussion, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the law of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A “Non-U.S. Holder” is an individual, corporation, estate, or trust that (a) is a beneficial owner of Shares and (b) is not a U.S. Holder. A Non-U.S. Holder who is an individual present in the United States for 183 days or more (which days need not be consecutive) in the taxable year of disposition of Shares, and who is not otherwise a resident of the United States for U.S. federal income tax purposes, may be subject to special tax provisions and is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership and tendering Shares in exchange for cash pursuant to the Offer, or exchanging Shares for cash pursuant to the Merger Agreement.
If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of a particular partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own respective tax advisors regarding the tax consequences of tendering Shares in exchange for cash pursuant to the Offer, or exchanging Shares for cash pursuant to the Merger.
U.S. Holders. A U.S. Holder’s tender of Shares in exchange for cash pursuant to the Offer, or exchange of Shares for cash pursuant to the Merger, will be a taxable transaction for U.S. federal income tax purposes. In general, if a U.S. Holder tenders Shares in exchange for cash pursuant to the Offer, or exchanges Shares for cash pursuant to the Merger, such holder will recognize gain or loss equal to the difference between the adjusted tax basis of their Shares and the amount of cash received in exchange therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) tendered in exchange for cash pursuant to the Offer, or exchanged for cash pursuant to the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains recognized by noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

An additional 3.8% tax will apply to certain U.S. Holders on the lesser of (i) each such U.S. Holder’s “net investment income” (including net capital gain) for a taxable year or (ii) the excess of such U.S. Holder’s modified adjusted gross income for such year over certain threshold amounts.
Non-U.S. Holders. The tender of Shares in exchange for cash pursuant to the Offer, or exchange of Shares for cash pursuant to the Merger, generally will not be subject to U.S. federal income tax, unless:
(i)
the gain, if any, recognized on the exchange of the Shares for cash is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment or fixed base in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax as described above under “U.S. Holders,” and (b) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% of its effectively connected earnings and profits for the taxable year (or such lower rate as may be specified under an applicable income tax treaty);

(ii)
the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange of the Shares and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of U.S.-source losses from sales or exchanges of other capital assets recognized during taxable year of the exchange of Shares, provided that such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

(iii)
Sharps is, or has been, a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code and certain other requirements are satisfied. We do not expect Sharps to be treated as a United States real property holding corporation.

Information Reporting and Backup Withholding. Proceeds received by U.S. Holders and Non-U.S. Holders from the tender of Shares in exchange for cash pursuant to the Offer, or the exchange of Shares for cash pursuant to the Merger, generally are subject to information reporting and may be subject to backup withholding at the applicable statutory rate (currently 24%) if the U.S. Holder or Non-U.S. Holder, as applicable, or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures (generally, for U.S. Holders, by failing to provide a properly completed IRS Form W-9, or, for Non-U.S. Holders, by failing to provide a properly completed IRS Form W-8, as applicable) or otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld, and if withholding results in an overpayment of taxes, a refund may generally be obtained, provided that the required information is timely furnished to the IRS. To avoid backup withholding, each U.S. Holder should complete and sign the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption in a manner satisfactory to the Depositary & Paying Agent, and each Non-U.S. Holder should complete, sign and provide to the Depositary & Paying Agent an applicable IRS Form W-8 or otherwise establish an exemption in a manner satisfactory to the Depositary & Paying Agent. See Section 3 — “Procedure for Tendering Shares — U.S. Federal Income Tax – Backup Withholding.”
6.	Price Range of Shares.
The Shares are listed and principally traded on Nasdaq under the symbol “SMED.” The following table sets forth the high and low sales prices per Share on Nasdaq, as reported in published financial sources, for the periods indicated:
Year Ended June 30, 2022:	High	Low
Fourth Quarter	$5.98	$2.90
Third Quarter	$7.44	$5.08
Second Quarter	$8.69	$6.65
First Quarter	$10.47	$8.22
Year Ended June 30, 2021:	High	Low
Fourth Quarter	$18.67	$10.22
Third Quarter	$15.47	$9.06
Second Quarter	$10.06	$5.45
First Quarter	$8.99	$5.70

On July 11, 2022, the last full trading day before the announcement of the Offer and the Merger, the reported closing sales price per Share on Nasdaq in published financial sources was $2.85. On July 22, 2022, the last full trading day before the date of this Offer to Purchase, the reported closing sales price per Share on Nasdaq was $8.58. Before deciding whether to tender your Shares in the Offer, you should obtain a current market quotation for the Shares.
7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations.
Possible Effects of the Offer on the Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Acceptance Time.
Stock Exchange Listing. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Acceptance Time), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend to cause Sharps to delist the Shares from Nasdaq.
Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. However, our purchase of the Shares pursuant to the Offer and subsequent consummation of the Merger would cause the Shares to become eligible for deregistration under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application by Sharps to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. We intend to cause Sharps to apply for termination of registration of the Shares under the Exchange Act as soon as such requirements for such delisting and termination are met following the Merger Effective Time. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Sharps to holders of Shares and to the SEC and would cause Sharps to no longer be subject to certain provisions of the Exchange Act, including the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement in connection with a stockholders’ meeting pursuant to Section 14(a) thereof and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereunder with respect to “going private” transactions. Furthermore, “affiliates” of Sharps and persons holding “restricted securities” of Sharps may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act is terminated, the Shares will no longer be “margin securities” or eligible for stock exchange listing.
Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which allows the Shares to be used as collateral for loans made by brokers. Following our purchase of Shares in the Offer, and depending upon factors similar to those described above regarding securities exchange listing and market quotations, the Shares may no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and could no longer be eligible to be used as collateral for loans made by brokers.
8.	Certain Information Concerning Sharps.
Sharps Compliance Corp. was formed in November 1992 as a Delaware corporation. Sharps’s principal executive offices are located at 9220 Kirby Drive, Suite 500, Houston, Texas 77054. The telephone number of Sharps’s principal executive offices is (713) 432-0300.
Except as specifically set forth herein, the information concerning Sharps contained in this Offer to Purchase has been taken from or is based upon information furnished by Sharps or its representatives or upon publicly available documents and records on file with the SEC. The summary information set forth below is qualified in its entirety by reference to Sharps’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge indicating that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Sharps, whether furnished by Sharps or contained in such documents and records, or for any failure by Sharps to disclose events which may have occurred or which may affect the significance or accuracy of any such information but are unknown to us.

Sharps Compliance Corp. is a leading national healthcare waste management provider specializing in regulated waste streams including medical, pharmaceutical and hazardous. Its services facilitate the safe and proper collection, transportation and environmentally responsible treatment of regulated waste from customers in multiple healthcare-related markets. The markets Sharps manages are small to medium-size healthcare waste generators including professional offices (ambulatory surgical centers, physician groups, dentists and veterinarians), long-term care facilities, government agencies, home health care, retail clinics and immunizing pharmacies. Additionally, Sharps’s mail back solutions are positioned to manage waste generated in the home setting such as sharps, lancets and ultimate-user medications which generates business relationships with pharmaceutical manufacturers and other markets to provide safe and proper disposal. Lastly, Sharps maintains a strong distribution network for the sale of its solutions within the aforementioned markets.
Additional Information. Sharps is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Sharps’s filings are available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.
9.	Certain Information Concerning Purchaser and Parent and the Aurora Funds.
Purchaser is a Delaware corporation that was incorporated on June 27, 2022 solely for the purpose of facilitating an acquisition of Sharps. Purchaser has principal executive offices at 11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049. The telephone number of Purchaser at such office is (310) 551-0101. To date, we have not engaged in any activities other than those activities incidental to our formation, entry into the Merger Agreement and the Tender and Support Agreement and commencement of the Offer. Purchaser is a wholly-owned subsidiary of Parent.
Parent is a Delaware corporation that was incorporated on January 8, 2021. Its principal executive offices are located at 11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049. The telephone number of Parent at such office is (310) 551-0101.
Parent is wholly-owned by Raven Intermediate, Inc., a Delaware corporation, which is wholly-owned by Raven Parent, Inc., a Delaware corporation (“Raven Parent”), which in turn is controlled by Aurora Equity Partners VI L.P., a Delaware limited partnership, Aurora Equity Partners VI-A L.P., a Delaware limited partnership, and Aurora Associates VI L.P., a Delaware limited partnership (Aurora Equity Partners VI L.P., Aurora Equity Partners VI-A L.P. and Aurora Associates VI L.P. are collectively referred to as the “Aurora Funds”). Parent currently is, and upon completion of the Offer and Merger, will be controlled by the Aurora Funds, which are managed by Aurora Capital Partners VI L.P., as general partner, which in turn is managed by Aurora Fund VI UGP LLC, as general partner. The principal executive officers of the Aurora Funds are located at 11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049. The telephone number of the Aurora Funds at such office is (310) 551-0101.
The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser are set forth on Schedule I hereto.
During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of such laws.
As of the date of this Offer to Purchase, except as provided for in the Tender and Support Agreement under Section 13 — “The Transaction Documents—Tender and Support Agreement.” (i) none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.
Except as provided in the Merger Agreement, the Tender and Support Agreement or as otherwise described in this Offer to Purchase or the Schedule 14D-9 (as defined below), there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Sharps or its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets during the two years prior to the date of this Offer to Purchase.
We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares in the Offer because: (i) the Offer is being made for all outstanding Shares solely for cash; (ii) consummation of the Offer is not subject to any financing condition; (iii) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares (other than Excluded Shares and any Shares held by any Sharps stockholders who properly and validly perfect their appraisal rights in connection with the Merger as described in Section 12 — “Purpose of the Offer; Plans for Sharps; Appraisal Rights”) in the Merger for cash at the same price per share as the Offer Price ,net to the holder, without interest and less any applicable withholding taxes, and (iv) we have all of the financial resources, including committed equity financing and debt financing, sufficient to finance the Offer and the Merger. Each of Parent and Purchaser disclaims that it is an “affiliate” of Sharps within the meaning of Rule 13e-3 under the Exchange Act.
Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for free at the SEC’s website at www.sec.gov.
10.	Source and Amount of Funds.
We estimate that we will require approximately $186.1 million to purchase all Shares validly tendered and not validly withdrawn in the Offer, to pay the consideration in respect of Shares converted in the Merger into the right to receive the same per Share amount paid in the Offer and to pay certain fees and expenses related to the Offer and the Merger. Parent has obtained an Equity Commitment Letter from the Aurora Funds which provides for up to approximately $186.1 million of equity financing, which equity financing is sufficient to fund the purchase of all Shares validly tendered in the Offer, to pay the consideration due under the Merger Agreement in connection with the Merger to holders of Shares, RSAs and Sharps Options and to pay fees and expenses related to the Offer and the Merger. In connection with the entry into the Merger Agreement, Parent also obtained a debt commitment letter, dated July 12, 2022 (the “Debt Commitment Letter”), which provides for $110.0 million in the aggregate of debt financing (“Debt Financing”). To the extent that Parent actually utilizes such Debt Financing, the amount of equity funded by the Aurora Funds under the Equity Commitment Letter would be reduced on a dollar-for-dollar basis. Parent may also seek equity co-investors, which to the extent funded would further reduce the amount of equity funded by the Aurora Funds under the Equity Commitment Letter.
Equity Financing
Pursuant to the Equity Commitment Letter, the Aurora Funds have committed in the aggregate, subject to the conditions of the Equity Commitment Letter, equity financing, of up to $186.1 million (“Equity Financing”), for the purpose of enabling (i) Parent to cause the Purchaser to accept for payment and pay for all Shares tendered pursuant to the Offer at the Acceptance Time (the “Offer Amount”), (ii) Parent to pay the consideration due under the Merger Agreement in connection with the Merger to holders of Shares, RSAs and Sharps Options (the “Merger Amount”), and (iii) Parent and Purchaser to pay any fees, costs, and expenses required to be paid by Parent or Purchaser in connection with the transactions contemplated by the Merger Agreement. Each Aurora Fund is only obligated to contribute its pro rata portion of the Equity Financing.
With respect to the Offer Amount and the Merger Amount and Expense Amount, the conditions to each Aurora Fund’s funding obligation under the Equity Commitment Letter include: (1) with respect to the Offer Amount, (A) the execution and delivery of the Merger Agreement by Parent, Purchaser and Sharps, (B) the satisfaction in full or valid waiver of the Offer Conditions as set forth in Exhibit A of the Merger Agreement (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but subject to the concurrent satisfaction or waiver of such Offer Conditions at the Acceptance Time), and (C) the substantially concurrent acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer; and (2) with respect to the Merger Amount and Expense Amount, (A) the execution and delivery of the Merger Agreement by Parent, Purchaser and Sharps, (B) the satisfaction in full or valid waiver of the conditions precedent to Parent’s and Purchaser’s obligations set forth in the Merger Agreement (other than those conditions precedent that by their nature are to be satisfied at the Merger Closing, but subject to the concurrent satisfaction or waiver of such conditions precedent at the Merger Closing), and (C) the substantially concurrent consummation of the Merger on the terms and subject to the conditions in the Merger Agreement.
Under the terms of the Equity Commitment Letter, the Equity Financing will be reduced (i) on a dollar-for-dollar basis by any amount actually paid by Parent, Purchaser or any of their affiliates in respect of the Offer Amount and/or Merger Amount in accordance with the terms of the Merger Agreement, (ii) on a dollar-for-dollar basis by any amount actually paid by the Aurora Funds or their affiliates in respect of the Guaranteed Obligation (as defined herein) under the Limited Guaranty, (iii) in an amount specified by Parent, solely to the extent that, after giving effect to such reduction, Parent and Purchaser would still be able to fully consummate the transactions (including payment of the Offer Amount, Merger Amount and Expense Amount) contemplated by the Merger Agreement in accordance with the terms thereof, and/or (iv) on a dollar-for-dollar basis by the amount of any additional third-party financing obtained by Parent or Purchaser at or prior to the Closing; provided, however, that the Equity Financing amount will not be reduced pursuant to this clause (iv) unless and until (and to the extent) such third party financing is funded and available for the purpose of consummating the transactions contemplated by the Merger Agreement in accordance with the terms thereof.
The Aurora Funds’ funding obligations under the Equity Commitment Letter will automatically terminate and cease to be of any further force or effect without the need for any further action by an person upon the earliest to occur of: (i) a valid termination of the Merger Agreement in accordance with its terms, (ii) the Merger Closing, provided that prior to such termination the Equity Commitment amount required to be funded under the Equity Commitment Letter shall have been paid to Parent, and (iii) written notice to Parent by one or more of the Aurora Funds of its election to terminate the Equity Commitment Letter as a result of Sharps or any of its controlled affiliates, or any of its or their respective representatives, directly or indirectly (including through or for the benefit of any of the foregoing), formally asserting in writing, or otherwise commencing, a formal claim, lawsuit or legal proceeding before any Governmental Entity (other than (w) rights of Sharps under, and claims by Sharps against the Aurora Funds, severally but not jointly, under and in accordance with, the Limited Guaranty (subject to the terms and conditions set forth therein), (x) rights of Sharps under, and claims by Sharps against Parent or Purchaser under and in accordance with, the Merger Agreement, (y) rights of Sharps under, and claims by Sharps against the Aurora Funds and Parent under and in accordance with the Equity Commitment Letter in respect of third party beneficiary and specific performance rights, and (z) rights of Sharps under, and claims under and in accordance with the Confidentiality Agreement, dated as of May 9, 2022, by and between Sharps and Raven Parent) against one or more of the Aurora Funds or certain related parties in connection with the Equity Commitment Letter, the Merger Agreement, the Limited Guaranty or any other document or instrument delivered in connection therewith or any of the transactions contemplated thereby.
Sharps is a third party beneficiary of the rights granted to Parent under the Equity Commitment Letter solely to the extent Sharps is entitled to, in accordance with, and subject to, the terms and conditions of the Merger Agreement, specific performance of Parent’s and Purchaser’s obligation to consummate the Offer and Merger Closing.
The foregoing summary description of the Equity Commitment Letter does not purport to be a complete description of the terms and conditions of the Equity Commitment Letter and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is attached as an exhibit to the Schedule TO.
Debt Financing
In connection with its entry into the Merger Agreement, Parent entered into the Debt Commitment Letter which provides for $110.0 million in the aggregate of debt financing. The availability of the Debt Financing is subject to customary conditions.
11.	Contacts and Transactions with Sharps; Background of the Offer.
The following is a description of significant contacts between representatives of Parent and its affiliates, on the one hand, and representatives of Sharps, on the other hand, that resulted in the entry into the Merger Agreement and the commencement of the Offer. The discussion below covers only key events and does not attempt to describe every communication among the parties. For a review of Sharps’s activities relating to the contacts leading to the entry into the Merger Agreement and the commencement of the Offer, please refer to Sharps’s Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed with the SEC and is being mailed to stockholders of Sharps concurrently with this Offer to Purchase.
As part of the Sharps’s ongoing planning process, members of the board of directors of Sharps and members of Sharps’s senior management review and assess from time to time Sharps’s operations, financial performance, and competitive position, as well as industry conditions and trends and potential strategic alternatives in order to enhance shareholder value, including, among other things, potential business combinations, acquisitions, divestitures, the sale of all or part of Sharps, a merger with another party, dividends, share repurchases, or continuing to execute on Sharps’s short- and long-term business plans.
On April 6, 2022, Andrew Wilson, a Partner at Aurora, placed an unsolicited telephone call to W. Patrick Mulloy, Chief Executive Officer and President of Sharps, to welcome him as the new Chief Executive Officer and President of Sharps, and suggested that the two meet in person to discuss the medical, pharmaceutical, and hazardous waste management industry generally. The same week, Mr. Mulloy informed the board of directors of Sharps of the outreach and also discussed how to approach the upcoming meeting with representatives of Sharps’s legal counsel, Norton Rose Fulbright US LLP (“Norton Rose”), and Raymond James.
On April 12, 2022, Mr. Mulloy had dinner with Mr. Wilson during which Mr. Wilson first expressed a high-level preliminary interest in acquiring Sharps. Mr. Mulloy indicated he would have to discuss the matter with the Board. No confidential or non-public information regarding Sharps was provided to Aurora.
On April 13, 2022, Mr. Mulloy informed the board of directors of Sharps of the dinner.
At this time, no written indication of interest to acquire Sharps had been submitted.
On April 29, 2022, Mr. Wilson and Mr. Mulloy had a telephone conversation during which Mr. Wilson indicated that he believed a business combination made sense for all parties involved and indicated that a preliminary non-binding offer letter would be submitted later that day.
On April 29, 2022, the board of directors of Sharps received, on behalf of Aurora and its portfolio company Curtis Bay Medical Waste Services, a preliminary unsolicited non-binding offer letter with respect to an acquisition of all of the issued and outstanding Shares of Sharps. The proposal contemplated a per share price of $8.75, in cash, which represented a 103% premium to Sharps’s closing share price on The Nasdaq Capital Market as of April 29, 2022. The proposal contemplated signing a definitive merger agreement within approximately two weeks, did not contemplate a debt financing contingency, and contemplated a full equity commitment for the entire purchase price.
On May 6, 2022, representatives of Raymond James and Aurora held a telephone call during which they discussed the process for allowing Aurora to conduct preliminary due diligence. Following such call, Aurora sent to Raymond James its due diligence request list.
On May 7, 2022, at the direction of the board of directors of Sharps, representatives of Raymond James provided the draft confidentiality agreement to Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), counsel to Aurora. Representatives of Norton Rose and Gibson Dunn then engaged in various correspondence on May 8, 2022 and May 9, 2022 in respect of the draft confidentiality agreement in an attempt to negotiate terms acceptable to both Sharps and Aurora. Representatives of Norton Rose indicated that the board of directors of Sharps required the confidentiality agreement to include a customary “standstill” provision. Aurora, understanding that this was a requirement, accordingly agreed.
On May 9, 2022, Sharps entered into the Confidentiality Agreement (with the requested “standstill” provisions) with Raven Parent. The Confidentiality Agreement provided that neither Raven Parent nor any of its affiliates or any of its or their representatives acting on its or their behalf would be prohibited or restricted from confidentially requesting that the board of directors of Sharps waive the application of any of the “standstill” provisions. Sharps did not enter into any confidentiality agreements other than the Confidentiality Agreement with Raven Parent.
On and after May 9, 2022, at the direction of the board of directors of Sharps, members of senior management of Sharps and representatives of Raymond James held multiple due diligence meetings with representatives of Aurora and its advisors telephonically, in person, and, after June 18, 2022, at Sharps’s offices and facilities and responded to various requests and questions in respect of due diligence matters (including through the virtual data room described below).

On May 13, 2022, representatives of Norton Rose and Gibson Dunn discussed transaction documentation, process, and related matters.
On May 17, 2022, Sharps granted representatives of Aurora and its advisors access to a virtual data room containing non-competitively sensitive materials in respect of Sharps for purposes of its preliminary due diligence investigation.
On June 1, 2022, members of senior management of Sharps met with representatives of Aurora and its advisors to discuss due diligence matters.
On June 16, 2022, the board of directors of Sharps received, on behalf of Aurora and its portfolio company Curtis Bay Medical Waste Services, an updated preliminary non-binding offer letter with respect to an acquisition of the issued and outstanding Shares of Sharps. The proposal contemplated a per share price of $7.75, in cash, which represented a 138% premium to Sharps’s closing share price on The Nasdaq Capital Market as of June 16, 2022. The proposal indicated a reduction in the per share price from Aurora’s previous offer due to factors impacting valuation, including historical earnings information publicly released by Sharps after April 29, 2022, which negatively affected previously stated earnings. The proposal contemplated signing a definitive merger agreement within approximately two weeks, did not contemplate a debt financing contingency, and contemplated a full equity commitment for the entire purchase price. Aurora requested a 15-day exclusivity period to negotiate definitive transaction documents and complete confirmatory due diligence in consideration of the time, effort, and expense that has been expended to date on the proposed transaction.
On June 16, 2022, at the direction of the board of directors of Sharps, representatives of Raymond James subsequently engaged with representatives of Aurora regarding increasing the per share price to $9.25 per share.
On June 17, 2022, the board of directors of Sharps received, on behalf of Aurora and its portfolio company Curtis Bay Medical Waste Services, an updated preliminary non-binding offer letter with respect to an acquisition of the issued and outstanding Shares of Sharps. The proposal contemplated a per share price of $8.50, in cash, which represented a 169% premium to Sharps’s closing share price on The Nasdaq Capital Market as of June 17, 2022. The proposal contemplated signing a definitive merger agreement within approximately two weeks, did not contemplate a debt financing contingency, contemplated a full equity commitment for the entire purchase price, and reaffirmed the request for a 15-day exclusivity period.
On June 18, 2022, at the direction of the board of directors of Sharps, representatives of Raymond James subsequently engaged with representatives of Aurora on the price per share proposed. Representatives of Raymond James informed Aurora that it would need to increase its price per share for Sharps to consider Aurora’s offer and to enter into an exclusivity agreement with Aurora. Aurora subsequently increased the preliminary per share price to $8.75, in cash, conditioned on the execution of a 15-day exclusivity agreement. Representatives of Aurora then indicated that the $8.75 price per share represented its best and final offer and that it was not willing to further increase the per share price. Representatives of Raymond James passed the offer along to the board of directors of Sharps.
Following news of Aurora’s increase in its share price, on June 19, 2022, Sharps and Aurora executed and delivered a 15-day customary exclusivity agreement.
On June 20, 2022, representatives of Norton Rose and Gibson Dunn held a conference call to discuss transaction documentation and process matters as well as a “clean team” agreement to facilitate the limited exchange of potentially competitively sensitive diligence materials in compliance with applicable antitrust and other applicable legal requirements.
On June 21, 2022, representatives of Norton Rose provided a draft “clean team” agreement to Gibson Dunn.
On June 25, 2022, representatives of Gibson Dunn provided to Sharps and representatives of Norton Rose initial drafts of the draft merger agreement and related documentation, including the equity commitment letter, limited guaranty, and tender and support agreement.
On July 2, 2022, after receiving direction from the board of directors of Sharps and input from members of senior management of Sharps, representatives of Norton Rose sent to Gibson Dunn a revised draft of the merger agreement and related documentation, including the equity commitment letter, limited guaranty, and tender and support agreement.

On July 2, 2022, representatives of Raymond James and Aurora discussed the status of the due diligence process and Aurora requested an extension of the exclusivity period of one additional week in order to complete confirmatory due diligence and negotiation of the transaction documents, which the board of directors of Sharps reviewed and approved on July 3, 2022 and the extension was subsequently executed and delivered on July 4, 2022.
On July 6, 2022, representatives of Gibson Dunn provided to Norton Rose revised drafts of the merger agreement and related documentation, including the equity commitment letter, limited guaranty, and tender and support agreement.
On July 6, 2022, representatives of Norton Rose provided to Gibson Dunn draft disclosure schedules to the draft merger agreement, and subsequently several drafts of the disclosure schedules were reviewed and exchanged.
On July 7, 2022, representatives of Norton Rose provided to Gibson Dunn revised drafts of the merger agreement and related documentation, including equity commitment letter, limited guaranty, and tender and support agreement.
On July 9, 2022, representatives of Gibson Dunn provided to Norton Rose revised drafts of the merger agreement and related documentation, including equity commitment letter, limited guaranty, and tender and support agreement.
On July 10, 2022, Mr. Mulloy and Charles Veniez, Chair of the board of directors of Curtis Bay Medical Waste Services and member of the Aurora Capital Executive Advisory Committee, discussed post-signing communications matters.
During the night of July 11, 2022 into the early morning July 12, 2022, at the direction of the board of directors of Sharps, representatives of Sharps, Norton Rose, and Raymond James finalized draft transaction documentation on the terms approved by the board of directors of Sharps with representatives of Aurora and Gibson Dunn.
During the early morning of July 12, 2022, Parent, Purchaser, and Sharps executed and delivered the Merger Agreement and the related ancillary transaction documents, notified The Nasdaq Capital Market of the Transactions, and issued a joint press release publicly announcing the execution and delivery of the Merger Agreement.
On July 25, 2022, we commenced the Offer in accordance with the Merger Agreement.
12.	Purpose of the Offer; Plans for Sharps; Appraisal Rights.
Purpose of the Offer; Plans for Sharps. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Sharps. The Offer is the first step in the acquisition of Sharps and is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all Shares of Sharps not purchased pursuant to the Offer or otherwise. The Merger will be effected pursuant to Section 251(h) of the DGCL.
If the Offer is consummated, we will not seek a vote of the remaining public stockholders of Sharps before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same kind of, and amount of, consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Sharps in accordance with Section 251(h) of the DGCL.
If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Sharps and the board of directors of Sharps shortly thereafter. Based on available information, we are conducting a detailed review of Sharps and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances that exist upon completion of the Offer. We will continue to evaluate the business and operations of Sharps during the pendency and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Sharps’s business, operations, capitalization and management with the goal of optimizing development of Sharps’s potential in conjunction with the existing businesses of Aurora Funds, including Curtis Bay Medical Waste Services. Possible changes could include changes to Sharps’s business, corporate structure, charter, bylaws, capitalization, board of directors or management.

To the best knowledge of Purchaser and Parent, except for the Tender and Support Agreement entered into concurrently with the execution of the Merger Agreement and certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Sharps, on the one hand, and Parent, Purchaser or Sharps, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Sharps entering into any such agreement, arrangement or understanding. The board of directors and officers of the Surviving Corporation at and immediately following the Merger Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Merger Effective Time. At the Merger Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will each be amended and restated to read in their entirety to contain the provisions set forth in the certificate of incorporation and the bylaws, respectively, of Purchaser as in effect immediately prior to the Merger Effective Time, except that all references therein to Purchaser will be amended to be references to the Surviving Corporation.
Appraisal Rights. Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Merger Effective Time who (i) did not tender his or her Shares in connection with the Offer and (ii) complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger and instead of any consideration otherwise payable to such holder for Shares on the terms and subject to the conditions of the Merger Agreement or in connection with the Offer) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. Additionally, because immediately before the Merger the Shares will be listed on a national securities exchange, the Delaware court shall dismiss the proceedings (if any have begun) as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. Unless the Delaware court, in its discretion, determines otherwise for good cause shown, such rate of interest will be 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Merger Effective Time and the date of payment and will be compounded quarterly. At any time before the entry of judgement in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.
Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Holders of Shares should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, Sharps may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger. For the avoidance of doubt, Parent, Purchaser and Sharps have agreed and acknowledged that in any appraisal proceeding described herein and to the fullest extent permitted by applicable law, the fair value of the Shares subject to the appraisal proceeding will be determined in accordance with Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.
As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following: (i) within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Sharps a written demand (such written demand for appraisal must be executed by or for the stockholder of record) for appraisal of Shares held, which demand must reasonably inform Sharps of the identity of the stockholder and that the stockholder is demanding appraisal; (ii) not tender their Shares in the Offer; and (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time.
The foregoing summary of the rights of dissenting Sharps stockholders under the DGCL does not purport to be a statement of the procedures to be followed by any such stockholders desiring to exercise any appraisal rights. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of the DGCL, which will be set forth in the Schedule 14D-9. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to the DGCL.
You cannot exercise appraisal rights at this time. The information provided above is for informational purposes only regarding your alternatives if the Merger is consummated. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares.
13.	The Transaction Documents.
The Merger Agreement.
The following summary of the Merger Agreement does not purport to be a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as an exhibit to the Schedule TO filed with the SEC in connection with the Offer, which is hereby incorporated by reference into this Offer to Purchase and which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Sharps.” You are encouraged to read the full text of the Merger Agreement because it is the legal document that governs the Offer and the Merger. In the event of any discrepancy between the terms of the Merger Agreement and the following summary, the Merger Agreement controls. The following summary has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Sharps or Parent in Sharps’s public reports filed with the SEC. In particular, the Merger Agreement and this summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Sharps or Parent.
The representations and warranties in the Merger Agreement have been negotiated with the principal purpose of allocating risk among Parent, Purchaser and Sharps and establishing the circumstances under which Parent and Purchaser have the right not to consummate the Offer, or under which a party may have the right to terminate the Merger Agreement, rather than for the purpose of establishing matters of fact. The representations, warranties and covenants contained in the Merger Agreement (i) were made by the parties thereto only for purposes of that agreement and as of specific dates; (ii) were made solely for the benefit of the parties to the Merger Agreement; (iii) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement (such disclosures include information that has been included in public disclosures, as well as additional non-public information); (iv) may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and (v) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, you should not rely on the representations and warranties as disclosures or characterizations of the actual state of facts regarding Sharps, Purchaser or Parent.
The Offer. The Merger Agreement provides that Purchaser must commence the Offer as promptly as reasonably practicable, and in any event within thirteen calendar days of the date of the Merger Agreement. Our obligation to accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by Parent or Purchaser of the other conditions, including the HSR Condition, set forth in Section 15 — “Conditions of the Offer.” We can waive certain conditions to the Offer without the consent of Sharps. We cannot, however, amend or waive other conditions, including the Minimum Condition. The Merger Agreement provides that each Sharps stockholder who tenders Shares in the Offer will receive $8.75 for each Share validly tendered and not validly withdrawn, net to the seller in cash, without interest and less any applicable withholding taxes. We have agreed that, unless otherwise contemplated in the Merger Agreement, without the consent of Sharps, we will not:
•	reduce the Offer Price;
•	change the form of consideration payable in the Offer (other than by adding consideration);
•	reduce the number of Shares subject to the Offer;

•	waive or change the Minimum Condition;
•	add conditions or requirements to the Offer in addition to those set forth in Section 15 — “Conditions of the Offer”;
•	extend or change the Expiration Date except as required or permitted by the Merger Agreement; or
•	modify any condition to the Offer set forth in Section 15 — “Conditions of the Offer” or term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares.
Extensions of the Offer. If, at the scheduled expiration of the Offer or the expiration of any extension of the Offer as described below, any condition to the Offer is not satisfied and has not been waived by Parent or us if permitted under the Merger Agreement, we will (without the consent of Sharps) extend the Offer on one or more occasions in consecutive increments for an additional period of up to ten Business Days per extension. In addition, if the Merger Agreement has not been terminated pursuant to its terms, we will extend the Offer from time to time for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the rules of Nasdaq applicable to the Offer; provided that (i) if, on the scheduled expiration of the Offer or any extension thereof, all conditions to the Offer other than the Minimum Condition have been satisfied or waived, we will only be required to extend the Offer beyond such date for one additional period not to exceed an aggregate of ten Business Days to permit the Minimum Condition to be satisfied, and (ii) in no event will we be required to extend the Offer beyond the Outside Date.
The Merger Agreement may be terminated pursuant to its terms as described below under Section 13 — “The Transaction Documents — The Merger Agreement — Termination.”
The Merger Agreement obligates Purchaser (and Parent to cause Purchaser), subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by Parent or Purchaser of the other conditions set forth in Section 15 — “Conditions of the Offer,” to accept for payment and pay for, at the Acceptance Time, all Shares validly tendered and not validly withdrawn pursuant to the Offer.
The Merger. The Merger Agreement provides that, at the Merger Effective Time, Purchaser will be merged with and into Sharps pursuant to Section 251(h) of the DGCL. Following the Merger, the separate corporate existence of Purchaser will cease, and Sharps will continue as the Surviving Corporation and a wholly-owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in the Merger Agreement.
Under the terms of the Merger Agreement, each Share (other than any Excluded Shares and any Dissenting Shares (each as defined below)) issued and outstanding immediately prior to the Merger Effective Time will be converted automatically into and will thereafter represent the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any applicable withholding taxes. Each Share held in the treasury of Sharps or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Merger Effective Time (collectively, “Excluded Shares”) will automatically be cancelled and will cease to exist, and no consideration shall be delivered in exchange therefor.
Subject to the terms the Merger Agreement, if at any time during the period between the date of the Merger Agreement and the Merger Effective Time, any change in the outstanding shares of capital stock of Sharps, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, occurs as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (excluding, in each case, normal quarterly cash dividends), merger, or other similar transaction, the Merger Consideration will be equitably adjusted so as to provide Parent and the holder of Shares the same economic effect as contemplated by the Merger Agreement prior to such event.
Shares issued and outstanding immediately prior to the Merger Effective Time that are held by any stockholder who is entitled to demand and properly demands appraisal rights of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, unless and until such stockholder has failed to perfect, or has effectively withdrawn or lost, such stockholder’s right to appraisal under the DGCL. Rather, by virtue of the Merger, such Shares will be automatically be cancelled and no longer outstanding and will cease to exist, and the holders of such Shares will be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. If any such stockholder fails to perfect or withdraws or loses any such right to appraisal, each such Dissenting Share of such stockholder will thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Merger Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn, or expired, the Merger Consideration in accordance with the Merger Agreement.
Holders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect to such Shares, but rather, subject to the conditions of the Offer, will receive the Offer Price. See Section 12 — “Purpose of the Offer; Plans for Sharps; Appraisal Rights — Appraisal Rights.”
Treatment of Sharps Stock Options. The Merger Agreement provides that at the Merger Effective Time, each Sharps Option, whether vested or unvested or exercisable, that is outstanding immediately prior to the Merger Effective Time will be cancelled and the Surviving Corporation will pay to each former holder of any such cancelled Sharps Option as soon as practicable following the Merger Effective Time an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share under such Sharps Option and (ii) the number of Shares subject to such Sharps Option; provided, that if the exercise price per Share of any such Sharps Option is equal to or greater than the Merger Consideration, such Sharps Option will be cancelled without any cash payment being made in respect thereof.
Treatment of Sharps Restricted Stock Awards. The Merger Agreement provides that, at the Merger Effective Time, each Sharps RSA, whether vested or unvested, that is outstanding immediately prior to the Merger Effective Time will be cancelled and converted automatically into the right to receive the Merger Consideration with respect to each Share subject to the cancelled Sharps RSA.
Certificate of Incorporation, Bylaws, Directors and Officers. The initial board of directors and officers of the Surviving Corporation at and immediately following the Merger Effective Time will consist of the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Merger Effective Time. At the Merger Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will each be amended and restated to read in their entirety to contain the provisions set forth in the certificate of incorporation and the bylaws, respectively, of Purchaser as in effect immediately prior to the Merger Effective Time, except that all references therein to Purchaser will be amended to be references to the Surviving Corporation.
Representations and Warranties. In the Merger Agreement, Sharps has made customary representations and warranties to Parent and Purchaser, including representations relating to its organization, standing and power, organizational documents, capital stock, subsidiaries, authority, the absence of conflict, consents and approvals, SEC reports, financial statements, the absence of undisclosed liabilities, information to be included in the documents relating to the Offer and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Sharps with the SEC in connection with the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”), the absence of certain changes or events, litigation, compliance with applicable laws, benefit plans, labor matters, environmental matters, taxes, contracts, insurance, properties, intellectual property, the inapplicability of state takeover statutes, the absence of action that would render Section 251(h) of the DGCL inapplicable to the Merger, the absence of rights plan, related party transactions, anti-corruption matters, suppliers, customers, government contracts, the U.S. Food and Drug Administration and health care regulation, occupational safety and health matters, transportation safety, brokers and opinion of financial advisor. Parent and Purchaser have made customary representations and warranties to Sharps with respect to, among other matters, their organization, standing and power, authority, the absence of conflict, consents and approvals, information to be included in the Offer Documents (as defined below) and Schedule 14D-9, brokers, information about Purchaser, financing, ownership of Shares, limited guaranty and disclaimer or reliance.
None of the representations and warranties in the Merger Agreement will survive the Merger Effective Time.
Operating Covenants. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, except as set forth in the Merger Agreement, as consented to in writing in advance by Parent, as otherwise specifically required or permitted by the Merger Agreement, as required by applicable law or as required in Sharps’s good faith reasonable discretion after consultation with, and advance written notice to, Parent, advisable in connection with any COVID-19 measures, Sharps (i) will, and will cause each of its subsidiaries to, carry on its business in the ordinary course of business consistent with past custom and practice and (ii) will use commercially reasonable best efforts to, and cause each of its subsidiaries to use commercially reasonable efforts to, preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it.
The Merger Agreement also contains specific restrictive covenants, which provide that, from the date of the Merger Agreement until the earlier to occur of the Merger Effective Time and the termination of the Merger Agreement in accordance with the terms thereof, subject to certain exceptions, including as consented to in writing in advance by Parent, as otherwise specifically required or permitted by the Merger Agreement, as required by applicable law or as required in Sharps’s good faith reasonable discretion after consultation with, and advance written notice to, Parent, advisable in connection with any COVID-19 measures, Sharps will not, and will not permit any of its subsidiaries to, do the following:
•
(i) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock, or property) in respect of, any of its capital stock or other equity interests, except for dividends by a directly or indirectly wholly-owned subsidiary of Sharps to its parent, (ii) purchase, redeem, or otherwise acquire shares of capital stock or other equity interests of Sharps or its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests (except in accordance with agreements evidencing Sharps’s stock awards or tax withholdings and exercise price settlements upon the exercise of Sharps Options or vesting of Sharps RSAs), or (iii) split, combine, reclassify, or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests;

•
issue, deliver, sell, grant, pledge, or otherwise encumber or subject to any lien any shares of its capital stock or other equity interests or any securities convertible into, exchangeable for, or exercisable for any such shares or other equity interests, or any rights, warrants, or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Sharps on a deferred basis or other rights linked to the value of Shares, including pursuant to contracts as in effect on the date of the Merger Agreement (other than the issuance of Shares upon the exercise of Sharps Options outstanding on the Measurement Date (as defined in the Merger Agreement) in accordance with their terms as in effect on such date);

•	amend or otherwise change, or authorize or propose to amend or otherwise change its certificate of incorporation or by-laws (or similar organizational documents);
•
directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, purchasing a substantial equity interest in, or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association, or other business organization or division thereof, (ii) any assets that are otherwise material to Sharps and its Subsidiaries, other than inventory of a particular SKU in an amount less than $25,000 (in the aggregate), or (iii) inventory of a particular SKU in excess of $25,000 (in the aggregate);

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directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any lien (other than a Permitted Lien (as defined in the Merger Agreement)), or otherwise dispose in whole or in part of any of its properties, assets or rights or any interest therein with a value in excess of $25,000 (in the aggregate) except sales of inventory in the ordinary course of business consistent with past custom and practice;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization (other than the Merger);
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(i) incur, create, assume or otherwise become liable for, or repay or prepay (except as otherwise required by its terms as in effect on the date of the Merger Agreement), in each case, any Indebtedness, or amend, modify or refinance any Indebtedness (as defined in the Merger Agreement), or (ii) make any loans, advances, or capital contributions to, or investments in, any other person, other than Sharps or any direct or indirect wholly-owned subsidiary of Sharps;

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incur or commit to incur any capital expenditure or authorization or commitment with respect thereto in excess of $15,000 (in the aggregate) unless provided for in the capital expenditure budget delivered with the Merger Agreement;

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(i) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $15,000, in the aggregate, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past custom and practice as required by the underlying terms of a contract as in effect on the date of the Merger Agreement or of claims, liabilities or obligations reflected or reserved against in the most recent financial statements (or the notes thereto) of Sharps included in the Company SEC Documents (as defined in the Merger Agreement) filed prior to the date of the Merger Agreement (for amounts not in excess of such reserves), (ii) cancel any Indebtedness owed to Sharps or any of its subsidiaries or (iii) waive, release, grant or transfer any right of material value;

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(i) modify or amend in any material respect, terminate, cancel, or extend any material contract (including any modification or amendment of any economic term (including, without limitation, any term related to pricing or volume commitments) or provision regarding duration, termination, indemnification or allocation of risk or liabilities among the parties) or (ii) enter into any contract that if in effect on the date of entry into the Merger Agreement would be a material contract;

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commence any action (other than an action as a result of an action commenced against Sharps or any of its subsidiaries), or compromise, settle or agree to settle any action (including any action relating to the Merger Agreement or the transactions contemplated thereby), other than: (i) compromises, settlements or agreements in the ordinary course of business consistent with past custom and practice (and which are not related to the Merger Agreement or the transactions contemplated thereby) that involve only the payment of money damages not in excess of $15,000, in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, Sharps or any subsidiary thereof, or (ii) to enforce Sharps’s rights under the Merger Agreement or in connection with the transactions contemplated thereby against Parent, Purchaser or the Aurora Funds in their capacity as guarantors under the Limited Guaranty (collectively, the “Guarantor”);

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change its financial accounting methods, principles, or practices, or revalue any of its material assets, except insofar as may have been required by generally accepted accounting principles in the United States (“GAAP”) or applicable law;

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settle or compromise any material liability for, or enter into any closing agreement in respect of, taxes; file any amended material tax return or claim for material tax refund; revoke or modify any material tax election; consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes (excluding extensions as a result of ordinary course extensions of time to file tax returns); enter into any material tax allocation agreement, tax sharing agreement or tax indemnity agreement; or change any annual tax accounting period;

•	change its fiscal year;
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(i) increase the wages, salary or other compensation or benefits payable to any current or former director, officer, employee or independent contractor, (ii) grant or pay to any current or former director, officer, employee or independent contractor any severance, retention, change in control or termination pay, or modifications thereto or increases therein, (iii) grant or amend any equity or equity-based award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or phantom equity awards or the removal or modification of any restrictions in any Company Plan (as defined in the Merger Agreement) or awards made thereunder), (iv) adopt or enter into any collective bargaining agreement or other labor union contract, (v) take any action to accelerate the vesting, funding, or payment of any compensation or benefit under any Company Plan or other Contract, or (vi) adopt any new employee benefit or compensation plan or arrangement or amend or terminate any existing Company Plan, in each case other than as required by any Company Plan in effect as of the date of the Merger Agreement and previously disclosed to Parent or annual renewals of welfare benefit plans made in the ordinary course of business consistent with past custom and practice that does not materially increase the cost of such Company Plan;

•	hire (i) employees at the executive level or higher or (ii) other than in the ordinary course of business consistent with past custom and practice, any other employees;

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terminate any employees of Sharps or its subsidiaries or otherwise cause any employees of Sharps or its subsidiaries to resign, in each case other than for cause or poor performance (documented in accordance with Sharps’s past practices);

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fail to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations, and activities of Sharps and its subsidiaries as currently in effect;

•	terminate, allow to lapse or expire, suspend, modify or otherwise take any step to limit the effectiveness or validity of, or fail to maintain as valid and in full force and effect, any permit;
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renew or enter into any non-compete, exclusivity, non-solicitation, or similar agreement that would restrict or limit the operation of Sharps or its subsidiaries (other than any employee non-solicitation in the ordinary course of business consistent with past custom and practice and which would not materially limit the business or operations of Sharps and its subsidiaries);

•	enter into any new line of business outside of its existing business;
•	enter into any new lease or amend the terms of any existing lease of real property;
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(i) sell, assign, or transfer all or any portion of the material intellectual property owned by Sharps or any of its subsidiaries, (ii) grant any licenses of intellectual property except for non-exclusive licenses granted in the ordinary course of business consistent with past custom and practice, or (iii) abandon, permit to lapse, or cease to prosecute or maintain any of the Registered IP or any material Company Intellectual Property (each as defined in the Merger Agreement);

•	spend, pay, incur or accrue fees, costs or expenses in excess of $15,000 (in the aggregate) in respect of marketing;
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spend, pay, incur or accrue fees, costs, or expenses in excess of $15,000 (in the aggregate) in respect of the implementation of any ERP system, resource, software or technology (whether as a capital expenditure or an operational expenditure); or

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authorize any of, commit, resolve or agree to take any of, the foregoing actions, including, without limitation, entering into a letter of intent, memorandum of understanding, agreement in principle, or term sheet with respect to the same.

No Solicitation. The Merger Agreement requires Sharps not to, Sharps to cause its subsidiaries not to, and Sharps to instruct its and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, or other advisors, agents or representatives (collectively, “Representatives”) not to (and Sharps shall not authorize or knowingly permit any of its or their Representatives to), directly or indirectly, (i) solicit, initiate, endorse, or knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal (as defined below), or any proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue, or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal, or (iii) resolve, agree or propose to do any of the foregoing.
Sharps agreed that it would, and would cause each of its subsidiaries to, and instruct the Representatives of Sharps and its subsidiaries to, (i) immediately cease and cause to be terminated all existing discussions and negotiations with any person conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal or potential Acquisition Proposal and promptly (but in any event within 24 hours of execution and delivery of the Merger Agreement) terminate all physical and electronic data room access previously granted to any such person, (ii) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal; provided, that if Sharps or one of its subsidiaries was party to a confidentiality agreement with any such person with provisions regarding the return or destruction of confidential information, such return or destruction of confidential information may be effected in accordance with the terms of the applicable confidentiality agreement, and (iii) not terminate, waive, amend, release, or modify any provision of any confidentiality or standstill agreement to which it or any of its affiliates or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and would enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement (provided, that Sharps is permitted to grant waivers of, and not enforce, any standstill or similar agreement, but solely to the extent that the board of directors of Sharps has determined in good faith, after consultation with its outside counsel, that failure to take such action (x) would prohibit the counterparty from making an unsolicited Acquisition Proposal to the board of directors of Sharps in compliance with the Merger Agreement and (y) would be inconsistent with its fiduciary duties to the stockholders of Sharps under applicable Law).
Notwithstanding the preceding paragraph, if at any time following the date of the Merger Agreement and prior to the Acceptance Time, (1) Sharps receives a written Acquisition Proposal that the board of directors of Sharps believes in good faith to be bona fide, (2) such Acquisition Proposal was unsolicited and did not otherwise result from a breach of applicable terms of the Merger Agreement, (3) the board of directors of Sharps determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (4) the board of directors of Sharps determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be inconsistent with its fiduciary duties to the stockholders of Sharps under applicable law, then Sharps may (x) furnish information with respect to Sharps and its subsidiaries to the person making such Acquisition Proposal (and its Representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Sharps than, those set forth in the Confidentiality Agreement, dated May 9, 2022, between Raven Parent and Sharps (the “Confidentiality Agreement”) (including any standstill agreement contained therein) (an “Acceptable Confidentiality Agreement”); provided, that (I) Sharps will provide Parent a non-redacted copy of each confidentiality agreement Sharps has executed in accordance with this paragraph (promptly after its execution), and (II) that any non-public information provided to any such person will have been previously provided to Parent or will be provided to Parent prior to or promptly (but in any event, within twenty-four (24) hours) following the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal. Sharps will not, will cause its subsidiaries not to, and will instruct its and their respective Representatives to not (and will not authorize or knowingly permit any of its or their respective Representatives to) provide any commercially or competitively sensitive non-public information in connection with the actions permitted in accordance with this paragraph, except in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on Sharps, which procedures shall be consistent in all material respects with Sharps’s practices in dealing with the disclosures of such information to Parent or its Representatives.
Neither the board of directors of Sharps nor any committee thereof will:
(i) (A) withdraw (or modify or qualify in any manner adverse to Parent or Purchaser) the recommendation of the board of directors of Sharps, (B) recommend or otherwise declare advisable the approval by the Sharps stockholders of any Acquisition Proposal, (C) resolve, agree or publicly propose to take any such actions, or (D) make any public announcements with respect to such actions (each such action, an “Adverse Recommendation Change”); or
(ii) cause or permit Sharps or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract, except for an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal or resolve, agree or publicly propose to take any such actions.
Notwithstanding the foregoing, at any time prior to the Acceptance Time, the board of directors of Sharps may, if it determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the Sharps stockholders under applicable law, taking into account all adjustments to the terms of the Merger Agreement that may be offered by Parent, subject to the conditions described below, (x) make an Adverse Recommendation Change in response to either (I) a Superior Proposal or (II) an Intervening Event, or (y) solely in response to a Superior Proposal received after the date of the Merger Agreement that was unsolicited and did not otherwise result from a breach of the non-solicitations covenants in the Merger Agreement, cause Sharps to terminate the Merger Agreement in accordance with the terms thereof and concurrently enter into a binding and definitive (as opposed to a letter of intent, memorandum of understanding or agreement in principle) Alternative Acquisition Agreement with respect to such Superior Proposal.
Sharps may not make an Adverse Recommendation Change in response to a Superior Proposal or terminate the Merger Agreement unless:

(A) Sharps notifies Parent in writing at least five Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice by Sharps and a new three Business Day period); and
(B) if Parent makes a proposal during such five (or three) Business Day period to adjust the terms and conditions of the Merger Agreement, the board of directors of Sharps, after taking into consideration the adjusted terms and conditions of the Merger Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate the Merger Agreement, as applicable, would be inconsistent with its fiduciary duties to the Sharps stockholders under applicable law;
The Sharps board of directors may not make an Adverse Recommendation Change in response to an Intervening Event unless:
(1) Sharps provides Parent with written information describing such Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;
(2) Sharps keeps Parent reasonably informed of developments with respect to such Intervening Event;
(3) Sharps notifies Parent in writing at least five Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifies the reasons therefor; and
(4) if Parent makes a proposal during such five Business Day period to adjust the terms and conditions of the Merger Agreement, the board of directors of Sharps, after taking into consideration the adjusted terms and conditions of the Merger Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the stockholders of Sharps under applicable law.
During the five (or three) Business Day period prior to its effecting an Adverse Recommendation Change or terminating the Merger Agreement as referred to above, Sharps will and will cause its and its subsidiaries’ financial and legal advisors to negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by the Merger Agreement proposed by Parent. Neither Sharps nor any of its subsidiaries are permitted to enter into any Alternative Acquisition Agreement unless the Merger Agreement has been terminated in accordance with its terms (including payment of the Company Termination Fee (as defined below)).
In addition to Sharps’s obligations set forth above, Sharps promptly (and in any event within 24 hours of receipt) will advise Parent in writing in the event Sharps or any of its subsidiaries or Representatives receive (i) any indication by any Person that it is considering making an Acquisition Proposal, (ii) any inquiry or request for information, discussion, or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal, or (iii) any proposal or offer that is or is reasonably likely to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such indication, inquiry, request, proposal, or offer, the identity of the person making any such indication, inquiry, request, proposal, or offer, and a copy of any written proposal, offer, or draft agreement provided by such person. Sharps will keep Parent reasonably informed (orally and in writing) in all material respects on a prompt basis of the status and details (including, within twenty-four hours after the occurrence of any amendment, modification, or material development, discussion, or negotiation) of any such Acquisition Proposal, request, inquiry, proposal, or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, Sharps will promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to the Merger Agreement and will in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

The Merger Agreement further provides that Sharps will not, and will cause its subsidiaries not to, enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement that would restrict Sharps’s ability to comply with any of the terms of the Merger Agreement described above under “— No Solicitation.” Further, the Merger Agreement provides that Sharps will not take any action to exempt any person (other than Parent, Purchaser, and their respective affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other takeover law) or otherwise cause such restrictions not to apply or agree to do any of the foregoing, in each case, unless such actions are taken substantially concurrently with a termination of the Merger Agreement in order to accept a Superior Proposal and simultaneously with such termination enter into the associated Alternative Acquisition Agreement and pay the Company Termination Fee.
Nothing contained in the Merger Agreement described under “— No Solicitation” prohibits Sharps or the board of directors of Sharps from (i) making any disclosure to the holders of Shares if the board of directors of Sharps determines in good faith that failure to make such disclosure would be inconsistent with the fiduciary duties under applicable law of the board of directors of Sharps (provided that each such disclosure will be deemed to be an Adverse Recommendation Change unless such disclosure includes a public reaffirmation of the recommendation of the board of directors of Sharps in such communication), or (ii) taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d 9(f) under the Exchange Act) will be deemed to be an Adverse Recommendation Change unless the board of directors of Sharps expressly reaffirms the recommendation of the board of directors of Sharps in such disclosure.
“Acquisition Proposal” means any inquiry, indication of interest, proposal, or offer with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of related transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing, or similar transaction, or otherwise, of (A) assets or businesses of Sharps and its subsidiaries that generate 15% or more of the consolidated net revenues or net income (for the 12-month period ending on the last day of Sharps’s most recently completed fiscal quarter) or that represent 15% or more of the total consolidated assets (based on fair market value) of Sharps and its subsidiaries, taken as a whole, immediately prior to such transaction, or (B) 15% or more of any class of capital stock, other equity securities, or voting power of Sharps, any of its subsidiaries, or any resulting parent company of Sharps, in each case other than the Offer, the Merger and the other transactions contemplated by the Merger Agreement.
“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal that the board of directors of Sharps determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all reasonably relevant legal, financial, regulatory and other aspects of the proposal and the person making the proposal, is (A) more favorable to the Sharps stockholders from a financial point of view than the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal) and (B) reasonably likely of being completed on the terms proposed; provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “15%” are deemed to be references to “50%”; and
“Intervening Event” means a material event, circumstance, change, effect, development or condition that relates to Sharps and its subsidiaries that was not known or reasonably foreseeable to the board of directors of Sharps prior to the execution of the Merger Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event, circumstance, change, effect, development or condition, or any material consequence thereof, becomes known to the board of directors of Sharps prior to the Acceptance Time that does not relate to (A) an Acquisition Proposal, (B) Parent or its subsidiaries (including any material adverse effect as it relates to Parent or its subsidiaries) or any of their affiliates, (C) any actions taken pursuant to the Merger Agreement, (D) any changes in the price or trading volume of the Sharps common stock, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event), or (E) the fact that, in and of itself, Sharps exceeds any internal or published projections, estimates or expectations of Sharps’s revenue, earnings, or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).

Access to Information. The Merger Agreement provides that Sharps will, and will cause its subsidiaries to, afford to Parent, Purchaser, and their respective Representatives reasonable access during normal business hours and in a manner as shall not unreasonably interfere with the business or operations of Sharps or its subsidiaries, during the period prior to the Merger Effective Time or the termination of the Merger Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel, and records and, during such period, Sharps will, and will cause its subsidiaries to, furnish promptly to Parent all information concerning its business, properties, and personnel as Parent or Purchaser may reasonably request (including tax returns filed and those in preparation and the workpapers of its auditors); provided, however, Sharps is not required to disclose any information to the extent such disclosure would cause a violation of any agreement to which Sharps or any of its subsidiaries is a party, would result in a loss of the attorney-client or other similar privilege to Sharps or any of its subsidiaries, or would contravene applicable law; provided, further, that Sharps will promptly notify Parent in writing of each instance in which information is withheld pursuant to the preceding proviso and provide Parent with the applicable reason for such withholding in writing and shall use commercially reasonable efforts to provide the requested information to Parent in a manner such that the circumstance otherwise preventing the disclosure of such information would no longer apply.
Offer Documents. Subject to the terms and conditions of the Merger Agreement, Parent and Purchaser, on the one hand, and Sharps, on the other hand, will promptly correct any information provided by it for use in the Schedule TO, this Offer to Purchase and such other documents, together with all exhibits, amendments, and supplements thereto (collectively, the “Offer Documents”) if and to the extent that such information becomes false or misleading in any material respect, and each of Parent and Purchaser has agreed to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable U.S. federal securities law. Sharps and its counsel will be given a reasonable opportunity to review and comment on the Offer Documents and any amendments thereto prior to the filing thereof with the SEC.
Consents and Approvals. Sharps, Purchaser and Parent have agreed in the Merger Agreement to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all consents, permits, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any material contract, in each case, to the extent material to Sharps and its subsidiaries or required to permit the parties to consummate the transactions contemplated hereby, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities, make all necessary notices, applications, petitions, registrations, declarations and filings, and make all reasonable best efforts to obtain an approval or waiver from, or to avoid any action by, any governmental entity, including under the HSR Act with respect to the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of the Merger Agreement. Sharps, Purchaser and Parent have further agreed to furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable law relating to the exchange of information, Parent and Sharps each has the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or Sharps, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any governmental entity in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement.
The Merger Agreement also provides that, subject to applicable law and the instructions of any governmental entity, Sharps and Parent will keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated by the Merger Agreement, including promptly furnishing the other with copies of notices or other written communications received by Sharps or Parent, as the case may be, or any of their respective subsidiaries, from any governmental entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any governmental entity in respect of any filing, investigation, or other inquiry in connection therewith. Parent and Sharps will each, subject to the terms and conditions of the Merger Agreement, use its reasonable best efforts to resolve any objections that may be asserted by any governmental entity with respect to the Merger Agreement or the transactions contemplated thereby. Parent and Sharps, with respect to any threatened or pending preliminary or permanent injunction or other order or law that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, shall use reasonable best efforts to prevent the entry, enactment, or promulgation thereof, as the case may be. Parent and Sharps will promptly advise each other upon receiving any communication from any governmental entity whose consent or approval is required for consummation of any of the transactions contemplated hereby relating to any such consent or approval.
Furthermore, Parent, Purchaser and Sharps have agreed to make (and to cause their respective ultimate parent entities to make) any necessary filings under the HSR Act as soon as practicable and no later than thirteen days after execution of the Merger Agreement. Each of Parent and Sharps will furnish promptly to the FTC, the Antitrust Division, and any other requesting governmental entity any additional information requested by either of them pursuant to the HSR Act or any other antitrust or related law in connection with such filings, including all documents or information requested under 16 C.F.R. § 803.20 or other rules under the HSR Act. To the extent permitted by law, each of Parent and Sharps will consult in advance and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to the Merger Agreement in connection with proceedings under or relating to the HSR Act or any other antitrust law. Parent and Sharps will cooperate fully with each other in connection with the making of all such filings or responses. In addition, except as may be prohibited by any governmental entity or by any applicable law, Parent, Purchaser and Sharps will each permit authorized Representatives of the other parties to attend any meeting, communication or conference with any governmental entity in connection with such proceedings under or relating to the HSR Act or any other antitrust law. Without limiting the generality of the foregoing, each party will promptly provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such party and any governmental entity relating to the transactions contemplated by the Merger Agreement.
The Merger Agreement further provides that each of Parent and Purchaser will use its reasonable best efforts to take such steps that it is capable of taking to avoid or eliminate impediments under any antitrust laws that may be asserted by the FTC, the Antitrust Division or any other governmental entity with respect to the transactions contemplated by the Merger Agreement so as to enable the transactions contemplated hereby to occur as promptly as reasonably practicable following the date of the Merger Agreement and, in any event, prior to the Outside Date (as it may be extended), including, but not limited to, taking steps to (i) agree or proffer to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of Parent or any of its subsidiaries or, assuming the consummation of the Merger, the Surviving Corporation or any of its subsidiaries, (ii) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Shares), (iii) enter into any agreement that in any way limits the ownership or operation of any business of Parent, Sharps, the Surviving Corporation or any of their respective subsidiaries, or (iv) agree to obtain prior approval or other approval from a governmental entity, or submit a notification or otherwise notify the governmental entity, prior to consummating any future transaction (other than the transactions contemplated by the Merger Agreement).
Notwithstanding anything to the contrary set forth in the Merger Agreement, nothing in the foregoing paragraphs will require or obligate any of Parent’s affiliates, including any investment fund or investment vehicle affiliated with, or managed or advised by, affiliates of Parent, or other investment of any affiliate of Parent or any such investment fund or investment vehicles, other than the Guarantor, Parent and Purchaser, to take any action or require any Person other than the Guarantor’s portfolio companies (as such term is commonly understood in the private equity industry), Parent, Purchaser and Parent’s other subsidiaries to take any of the actions described in the foregoing paragraphs.
Equity Financing Covenant. The Merger Agreement provides that each of Parent and Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Equity Financing on the terms and subject only to the conditions described in the Equity Commitment Letter, including (i) maintaining in effect the Equity Commitment Letter, (ii) satisfying on a timely basis (or obtaining waivers of) all conditions applicable to Parent and the Purchaser in the Equity Commitment Letter and complying with its obligations thereunder, (iii) using reasonable best efforts to cause the Aurora Funds to comply with their respective obligations under the Equity Commitment Letter, and (iv) enforcing its rights under the Equity Commitment Letter in a prompt and diligent manner.
Debt Financing Cooperation Covenant. Pursuant to the Merger Agreement, Sharps has agreed to, and agreed to cause its subsidiaries and its and their Representatives to, provide, in each case at Parent’s sole cost and expense, all such assistance and cooperation as Parent and/or the Debt Financing Source Parties (as defined in the Merger

Agreement) may reasonably request that is necessary or advisable in connection with obtaining the Debt Financing. The Merger Agreement provides that Parent will, promptly upon request by Sharps, reimburse Sharps for all reasonable, documented and invoiced out-of-pocket costs incurred by Sharps or its subsidiaries or their respective Representatives in connection with the cooperation with Parent and Purchaser’s debt financing and will indemnify and hold harmless Sharps and its subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the debt financing, except to the extent such losses arise out of the gross negligence, bad faith, fraud or willful misconduct of Sharps, its subsidiaries or their respective Representatives (collectively, the “Financing Cooperation Costs”).
Employee Benefit Matters. Pursuant to the Merger Agreement, Parent will, and will cause the Surviving Corporation and each of its other subsidiaries to, maintain for each individual employed by Sharps or any of its subsidiaries at the Merger Effective Time (each, a “Current Employee”) while they remain employed following the Merger Effective Time or, if shorter, for a period of one year following the Merger Effective Time (i) an annual rate of base salary or wages, as applicable, and a target annual cash incentive compensation opportunity not less favorable, in the aggregate, than that provided to the Current Employee as of immediately prior to the Merger Effective Time, (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits maintained for and provided to the Current Employee as of immediately prior to the Merger Effective Time (excluding defined benefit pension, nonqualified deferred compensation, retiree or post-employment health and welfare, equity or equity-based, and change-in-control compensation or benefits) and (iii) severance benefits that are at least as favorable as the severance benefits provided by Sharps or one of its Subsidiaries to the Current Employee as of immediately prior to the Merger Effective Time.
Parent will, and will cause the Surviving Corporation to, use commercially reasonable efforts to cause service rendered by Current Employees to Sharps and its subsidiaries prior to the Merger Effective Time to be taken into account for purposes of eligibility to participate, vesting and applicability of minimum waiting periods for participation under employee benefit plans of Parent and the Surviving Corporation and its subsidiaries (excluding for benefit accrual purposes under any defined benefit plan), to the same extent as such service was taken into account under the corresponding Company Plans immediately prior to the Merger Effective Time for those purposes; provided that the foregoing will not apply (i) to the extent that its application would result in a duplication of benefits with respect to the same period of service, or (ii) to any equity incentive, defined benefit pension, nonqualified deferred compensation, retiree or post-employment health and welfare benefit plans. In addition, Parent will, and will cause the Surviving Corporation to use commercially reasonable efforts, to not subject Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements or preexisting condition limitations under any employee benefit plan of Parent, the Surviving Corporation or its subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Merger Effective Time. Parent will, and will cause the Surviving Corporation and its subsidiaries to, use commercially reasonable efforts to give such Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Merger Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Merger Effective Time occurs.
Indemnification and Insurance. The Merger Agreement provides that Parent will cause the Surviving Corporation and its subsidiaries to: (i) indemnify (including the advancement of expenses) to the full extent of all rights thereto existing in favor of the current or former directors, managers, and officers of Sharps and its subsidiaries as provided in any indemnification agreement which has previously been made available to Parent or in the certificate of incorporation and bylaws of Sharps or other organizational documents, in each case as in effect on the date of the Merger Agreement for acts or omissions occurring prior to the Merger Effective Time for a period of six years after the Merger Effective Time with respect to any claims against such directors, managers, or officers arising out of such acts or omissions, except as otherwise required by applicable law; and (ii) not amend, repeal, or otherwise modify such provisions in any respect that would adversely affect such rights during the period of six years after the Merger Effective Time, except as otherwise required by applicable law.
For a period of six years after the Merger Effective Time, Parent will cause to be maintained in effect Sharps’s current directors’ and officers’ liability insurance covering each person currently covered by Sharps’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Merger Effective Time (including in connection with the transactions contemplated by the Merger Agreement); provided, that Parent may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such persons than Sharps’s existing policies as of the date of the Merger Agreement, or (ii) request that Sharps obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Merger Effective Time); provided further, that in no event will Parent or Sharps be required to pay annual premiums for insurance under the Merger Agreement in excess of 300% of the amount of the annual premiums paid by Sharps for fiscal year ended June 30, 2023 for such purpose; provided, however, that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount.
In the event that Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all its properties and assets to any person, then, and in each such case, Parent will cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligations set forth in the Merger Agreement described under this Subsection titled “— Indemnification and Insurance.”
Conditions of the Offer. See Section 15 — “Conditions of the Offer.”
Conditions to the Merger. The obligations of each party to the Merger Agreement to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Merger Effective Time:
•
Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by the Merger Agreement, as well as any agreement not to close embodied in a “timing agreement” between the parties to the Merger Agreement and a governmental entity, will have expired or been terminated;

•
No temporary restraining order, preliminary or permanent injunction, or other judgment, order or decree issued by any court of competent jurisdiction, or other legal restraint or prohibition will be in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any such case, prohibits or makes illegal the consummation of the Merger; and

•	Purchaser shall have irrevocably accepted for payment all Shares validly tendered (and not withdrawn) pursuant to the Offer.
Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Acceptance Time (except to the extent expressly provided below):
(a) by mutual written consent of Parent and Sharps;
(b) by either Parent or Sharps:
(i) if: (A) the Acceptance Time has not occurred on or before the Outside Date; or (B) the Offer (as it may have been extended under the terms of the Merger Agreement) has expired as a result of the non-satisfaction of one or more conditions to the Offer in a circumstance where Purchaser has no further obligation to extend the Offer under the Merger Agreement without Purchaser having purchased any Shares pursuant thereto; provided, that the right to terminate the Merger Agreement pursuant to this clause (i) will not be available to any party whose failure to fulfill in any material respect any of its obligations under the Merger Agreement has been the proximate or primary cause of, or the proximate or primary factor that resulted in, the event specified in either of the foregoing clause (A) or (B); or
(ii) if any court of competent jurisdiction or other governmental entity has issued a judgment, order, injunction, rule or decree, or taken any other action that is then in effect restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger, and such judgment, order, injunction, rule, decree or other action shall have become final and non-appealable; provided, that the party seeking to terminate the Merger Agreement pursuant to this clause (ii) has used the level of effort required in accordance with the Subsection titled “— Consents and Approvals” to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling, or other action in accordance with the Merger Agreement described under the Subsection titled “— Consents and Approvals.”
(c) by Parent, at any time prior to the Acceptance Time:
(i) if Sharps has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement (other than with respect to a breach of the obligations described in the Subsection titled “— No Solicitation”) as to which clause (c)(ii)(E) below will apply), or if any representation or warranty of Sharps has become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the scheduled Expiration Date (A) would result in the failure of a condition to the Offer to be satisfied and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) thirty days after the giving of written notice to Sharps of such breach or failure; provided, that Parent will not have the right to terminate the Merger Agreement pursuant to this clause (c)(i) if Parent or Purchaser is then in material breach of any of its covenants or agreements set forth in the Merger Agreement; or
(ii) if (A) an Adverse Recommendation Change has occurred, (B) Sharps will, within ten Business Days of a tender or exchange offer relating to securities of Sharps having been commenced (or, if earlier, by the close of business on the Business Day immediately preceding the scheduled date of the Acceptance Time), fail to publicly recommend against such tender or exchange offer (including in any Solicitation/Recommendation Statement on Schedule 14D-9 with respect to a tender or exchange offer subject to Regulation 14D under the Exchange Act), (C) Sharps has failed to include the recommendation of the board of directors of Sharps in the Schedule 14D-9, (D) Sharps has failed to publicly reaffirm the recommendation of the board of directors of Sharps within ten Business Days after the date any Acquisition Proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to Sharps’s stockholders (or, if earlier, by the close of business on the Business Day immediately preceding the scheduled date of the Acceptance Time) upon a written request to do so by Parent, (E) Sharps has breached or failed to perform in any material respect any of its obligations described in the Subsection titled “— No Solicitation”, or (F) Sharps or its board of directors (or any committee thereof) has formally resolved or publicly authorized or proposed to take any of the foregoing actions;
(d) by Sharps, at any time prior to the Acceptance Time:
(i) if Parent or Purchaser has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of Parent or Purchaser has become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the scheduled Expiration Date (A) would result in a Parent Material Adverse Effect (as defined in the Merger Agreement) and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Parent of such breach or failure; provided, that Sharps does not have the right to terminate the Merger Agreement pursuant to this clause (d)(i) if it is then in material breach of any of its covenants or agreements set forth in the Merger Agreement;
(ii) in order to accept a Superior Proposal in accordance with the Subsection titled “— No Solicitation”; provided, that Sharps has (A) simultaneously with such termination entered into the associated Alternative Acquisition Agreement, (B) otherwise complied with all provisions of the Merger Agreement described in the Subsection titled “—No Solicitation,” including the notice provisions thereof, and (C) paid to Parent the Company Termination Fee; or
(iii) if (A) all of the conditions to the Offer (other than those conditions that by their nature are to be satisfied at the Acceptance Time, but subject to such conditions being able to be satisfied) have been satisfied or waived at the Expiration Date, (B) Sharps has irrevocably confirmed by written notice to Parent and Purchaser that Sharps is ready, willing and able to consummate the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, (C) Purchaser fails to consummate (as defined in Section 251(h) of the DGCL) the Offer within three Business Days following the later of (1) delivery of the written confirmation required by clause (B) and (2) the Expiration Date, and (D) at all times during such three Business Day period, Sharps stood ready, willing and able to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.
Termination Fee. In the event that:
(a) (i) an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) is made directly to Sharps’s stockholders or is otherwise publicly disclosed prior to the termination of the Merger Agreement; (ii) the Merger Agreement is terminated by Sharps or Parent pursuant to in accordance with clause (b)(i) of the Subsection titled “— Termination” or by Parent pursuant to clause (c)(i) of the Subsection titled “— Termination;” and (iii) within 12 months after the date of such termination, Sharps enters into a definitive agreement in respect of any Acquisition Proposal, or a transaction in respect of any Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to the termination hereof (provided, that for purposes of this clause (a)(iii), each reference to “15%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”);
(b) the Merger Agreement is terminated by Parent in accordance with clause (c)(ii) of the Subsection titled “— Termination”; or
(c) the Merger Agreement is terminated by Sharps in accordance with clause (d)(ii) of the Subsection titled “— Termination”;
then, in any such event, Sharps will pay to Parent a fee of $6,995,000 (the “Company Termination Fee”), less the amount of Parent Expenses (as defined below) previously paid to Parent (if any) in accordance with the next paragraph, it being understood that in no event will Sharps be required to pay the Company Termination Fee on more than one occasion.
In the event that the Merger Agreement is terminated by Sharps or Parent pursuant to in accordance with clause (c)(i) of the Subsection titled “— Termination” under circumstances in which the Company Termination Fee is not then payable in accordance with clause (i) in the preceding paragraph, then Sharps will reimburse Parent and its affiliates for all of their reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to Parent and Purchaser and their affiliates) incurred by Parent or Purchaser or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated hereby (the “Parent Expenses”), up to a maximum amount of $5,000,000; provided that the payment by Sharps of the Parent Expenses in accordance with this paragraph, (i) will not relieve Sharps of any subsequent obligation to pay the Company Termination Fee in accordance with the Subsection titled “— Termination” except to the extent indicated in such Subsection and (ii) will not relieve Sharps from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement or intentional fraud. Notwithstanding anything to the contrary in the Merger Agreement, in the event that the Company Termination Fee is paid by Sharps in accordance with the Merger Agreement, the Company Termination Fee, together with any Collection Costs (as defined below) payable by it under the Merger Agreement, will be the sole and exclusive remedy for monetary damages (including consequential, indirect or punitive damages) of Parent, Purchaser and their respective Non-Recourse Related Parties (as defined in the Merger Agreement) in respect of the Merger Agreement or the transactions contemplated thereby (including in the case of any breach, whether or not willful and material, of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement) against Sharps, its subsidiaries and the their respective Non-Recourse Related Parties, except in the case of intentional fraud.
The Merger Agreement further provides that, in the event that the Merger Agreement is terminated by Sharps in accordance with clause (d)(iii) of the Subsection titled “— Termination,” then, in any such event, Parent will pay to Sharps a fee of $7,869,400 (the “Parent Termination Fee”). In the event that the Parent Termination Fee becomes payable, the receipt by Sharps of the Parent Termination Fee (and, if applicable, any Collection Costs (as defined below) required to be paid by Parent in accordance with the following paragraph and, if applicable, any Financing Cooperation Costs) will be deemed to be liquidated damages and the sole and exclusive remedy of Sharps and any other person against Parent, Purchaser, the Guarantor and Parent’s, Purchaser’s and the Guarantor’s Non-Recourse Related Parties, and Parent, Purchaser and the Guarantor and none of Parent’s, Purchaser’s and Guarantor’s Non-Recourse Related Parties will have any other liability or obligation (other than to Parent) for any losses, claims, damages or liabilities, including consequential, indirect or punitive damages, suffered or incurred by Sharps or any other person relating to or arising out of the Merger Agreement (and the termination thereof), the Limited Guaranty (as defined below), the Equity Commitment Letter, or the agreements evidencing any Debt Financing or the transactions contemplated by the Merger Agreement or such agreements (and the abandonment thereof) or any matter forming the basis for such termination, including any breach of the Merger Agreement (including in the case of any breach, whether or not willful and material, of any of Parent’s or Purchaser’s representations, warranties, covenants or agreements set forth in the Merger Agreement), the Limited the Guaranty, the Equity Commitment Letter or the agreements evidencing any Debt Financing (including any fraud or willful and material breach), and neither Sharps nor any other person will be entitled to bring or maintain any other action against Parent, Purchaser or any of Parent’s or Purchaser’s Non-Recourse Related Parties arising out of the Merger Agreement, the Limited Guaranty, the Equity Commitment Letter or any agreements evidencing any Debt Financing, or any of the transactions contemplated by the Merger Agreement or such agreements or any matters forming the basis for such termination, whether in equity or at law, in contract, in tort or otherwise.
The Merger Agreement further provides that, if a party fails promptly to pay any amounts required to be paid by such party as described above, and, in order to obtain such payment, a party commences a suit that results in a final, non-appealable judgment against the non-paying party for the amounts required to be paid by the non-paying party, the non-paying party shall pay to such party (i) its out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with (ii) interest on the amounts due from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made (such amounts described in clauses (i) and (ii) of this sentence, “Collection Costs”).
Fees and Expenses. Except as otherwise provided in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.
Specific Performance. Under the Merger Agreement, prior to termination thereof, the parties are entitled to seek an injunction to prevent or remedy breaches of the Merger Agreement and specific performance of the terms of the Merger Agreement, in each case in the Delaware Court of Chancery or, if such court does not have jurisdiction, in any federal court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.
Notwithstanding the foregoing, Sharps is only entitled to seek specific performance of Parent’s obligation to cause the Equity Financing to be funded in accordance with the terms of the Equity Commitment Letter and to cause the consummation of the Offer and the Merger, as applicable, to occur, only in the event that each of the following conditions have been satisfied: (i) with respect to the consummation of the Offer (including the payment of the Offer Price and drawing down the Equity Financing related thereto), all of the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but subject to such Offer Conditions being able to be satisfied) have been satisfied or waived at the Expiration Date, and Purchaser fails to consummate the Offer pursuant to and in accordance with terms of the Merger Agreement, (ii) with respect to the consummation of the Merger (including the payment of the Merger Consideration and drawing down the Equity Financing related thereto) all of the conditions to the consummation of the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Merger Closing, but subject to the such conditions being able to be satisfied at the Merger Closing), and Purchasers fails to complete the Merger Closing by the date required pursuant to and in accordance with the Merger Agreement, (iii) Sharps has irrevocably confirmed by written notice to Parent and Purchaser that (A) Sharps is ready, willing, and able to consummate the Offer, the Merger, and the other transactions contemplated by the Merger Agreement and to take such actions required of it by the Merger Agreement to cause the consummation of the Offer, the Merger, and the other transactions contemplated by the Merger Agreement to occur, and (B) if specific performance is granted and the Equity Financing is funded, the Offer and the Merger Closing will occur, (iv) Parent and Purchaser fail to consummate the Offer or Merger, as applicable, within three (3) Business Days following the later of (1) delivery of the written confirmation required by clause (iii) above and (2) in the case of the Offer, the Expiration Date, and in the case of the Merger, the date by which the Merger Closing was required to occur pursuant to the terms of the Merger Agreement, and (v) at all times during such three (3) Business Day period, Sharps stood ready, willing and able to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.
Amendment and Waiver. The Merger Agreement may be amended, modified or supplemented by the parties thereto by action taken or authorized by their respective boards of directors at any time prior to the Merger Effective Time; provided, however, that after Purchaser has accepted for payment and paid for Shares pursuant to the Offer, no amendment may be made that decreases the Merger Consideration; and provided, further that no amendment, modification, waiver or termination of certain provisions of the Merger Agreement (as specified therein) may occur in a manner that impacts or is adverse in any respect to any Debt Financing Sources (as defined in the Merger Agreement) without prior written consent of each such Debt Financing Source.

In addition, at any time prior to the Merger Effective Time, the parties to the Merger Agreement may, by action taken or authorized by their respective boards of directors, to the extent permitted by applicable law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in the Merger Agreement or any document delivered pursuant to the Merger Agreement or (c) subject to applicable law, waive compliance with any of the agreements or conditions of the other parties contained in the Merger Agreement. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy under the Merger Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.
The Equity Commitment Letter.
The description of the Equity Commitment Letter included in Section 10—“Sources and Amount of Funds” is incorporated into this Section 13 by reference.
The Debt Commitment Letter.
The description of the Debt Commitment Letter included in Section 10—“Sources and Amount of Funds” is incorporated into this Section 13 by reference.
Limited Guaranty.
On July 12, 2022, concurrently and in connection with the execution of the Merger Agreement, the Aurora Funds provided Sharps with a limited guaranty (the “Limited Guaranty”), pursuant to which the Aurora Funds guaranteed, on a several, but not joint basis, in accordance with their respective pro rata percentage, the obligation of Parent to pay (i) the Parent Termination Fee in accordance with terms of the Merger Agreement, (ii) the Collection Costs, if any, and (iii) the Financing Cooperation Costs, subject to the terms and conditions set forth in the Merger Agreement (collectively, the “Guaranteed Obligation”), subject to the terms and conditions of the Limited Guaranty.
The foregoing summary description of the Limited Guaranty does not purport to be a complete description of the terms and conditions of the Limited Guaranty and is qualified in its entirety by reference to the Limited Guaranty, a copy of which is attached as an exhibit to the Schedule TO.
Tender and Support Agreement.
On July 12, 2022, in connection with the execution and delivery of the Merger Agreement, Sharp’s current directors and certain executive officers (collectively, the “Supporting Stockholders”) entered into a Tender and Support Agreement with Parent and Purchaser (the “Tender and Support Agreement”).
Pursuant to the Tender and Support Agreement, the Supporting Stockholders have agreed to tender in the Offer all Shares beneficially owned by such stockholders and not withdraw any such Shares previously tendered. The Supporting Stockholders have also agreed to vote all Shares beneficially owned by them, among other things, (i) in favor of the Merger, the adoption of the Merger Agreement, and any other matters relating to and/or necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement; (ii) against any action, proposal, agreement, or transaction made in opposition to or competition with the merger or the Merger Agreement, including, without limitation, any Acquisition Proposal, including any Superior Proposal (or any proposal relating to or intended to facilitate an Acquisition Proposal or a Superior Proposal), and (iii) against any action, agreement or transaction that would or would be reasonably expected to impede, interfere with, delay, postpone, frustrate, prevent or adversely affect the timely consummation of the Offer, the Merger or any of the transactions contemplated by the Merger Agreement.
The Tender and Support Agreement terminates upon the earliest of certain events: (i) the Merger Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) written notice of termination of the Tender and Support Agreement by Parent to each Supporting Stockholder.
The foregoing summary description of the Tender and Support Agreement does not purport to be a complete description of the terms and conditions of the Tender and Support Agreement and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is attached as an exhibit to the Schedule TO.

The Confidentiality Agreement.
On May 9, 2022, Sharps and Raven Parent entered into the Confidentiality Agreement. As a condition to being furnished Evaluation Material (as defined therein), Raven Parent agreed to, among other things, keep, and instruct its Representatives to keep, the Evaluation Material strictly confidential in accordance with the Confidentiality Agreement and to not use, and instruct its Representatives to not use, the Evaluation Material for any purpose other than to evaluate, negotiate, and consummate an acquisition of Sharps (or to assert defenses thereunder). The Confidentiality Agreement contains a customary standstill provision with a term of twenty-four months. The obligations for each of the parties under the Confidentiality Agreement will remain in effect for three years from the date of the Confidentiality Agreement, subject to certain exceptions.
The foregoing summary description of the Confidentiality Agreement does not purport to be a complete description of the terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached as an exhibit to the Schedule TO.
The Clean Team Confidentiality Agreement.
On June 27, 2022, Sharps and Raven Parent entered into a clean team confidentiality agreement (the “Clean Team Confidentiality Agreement”), under which Sharps granted certain Permitted Representatives (as defined therein) access to information on a range of financial, management, and operational issues related to the transactions contemplated by the Merger Agreement. Under the terms of the Clean Team Confidentiality Agreement, Raven Parent agreed to, among other things, use Clean Team Information (as defined therein) only in connection with conducting due diligence, valuation, synergy and efficiency development, integration planning or the preparation of regulatory filings or submissions in connection with the transactions contemplated by the Merger Agreement.
The foregoing summary description of the Clean Team Confidentiality Agreement does not purport to be a complete description of the terms and conditions of the Clean Team Confidentiality Agreement and is qualified in its entirety by reference to the Clean Team Confidentiality Agreement, a copy of which is attached as an exhibit to the Schedule TO.
14.	Dividends and Distributions.
As discussed in Section 13 — “The Transaction Documents — The Merger Agreement — Operating Covenants,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, Sharps has agreed that it will not, and will not permit any of its subsidiaries to, without Parent’s prior written consent, (i) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock, or property) in respect of, any of its capital stock or other equity interests, except for dividends by a directly or indirectly wholly-owned subsidiary of Sharps to its parent, (ii) purchase, redeem, or otherwise acquire shares of capital stock or other equity interests of Sharps or its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests (except in accordance with agreements evidencing Sharps’s stock awards or tax withholdings and exercise price settlements upon the exercise of Sharps Options or vesting of Sharps RSAs), or (iii) split, combine, reclassify, or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests.
15.	Conditions of the Offer.
Pursuant to the Merger Agreement, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, if:
(a) the Minimum Condition is not satisfied;
(b) prior to the Expiration Date, the applicable waiting period under the HSR Act in respect of the transactions contemplated by the Merger Agreement has not expired or been terminated;

(c) Parent has not received:
(i) at least three Business Days prior to the Acceptance Time, duly executed and delivered payoff letters from Sharps and its subsidiaries (in each case, in a form reasonably acceptable to Parent) (each, a “Payoff Letter”) for any and all indebtedness of Sharps and its subsidiaries set forth in the Merger Agreement (the “Company Debt”);
(ii) evidence, to the satisfaction of Parent that: (A) Sharps and each subsidiary has paid or will pay at the Acceptance Time any and all such Company Debt in accordance with the applicable Payoff Letter; and (B) any and all liens and guaranties relating to such Company Debt have been released or will be released upon payment of the amount set forth in the applicable Payoff Letter;
(iii) any UCC-3 necessary to terminate a UCC-1 Financing Statement with respect to any such lien will have been filed or will be filed upon payment of the amount set forth in the applicable Payoff Letter; and (iv) any other documents (in each case, in a form reasonably acceptable to Parent) relating to the release of mortgages, liens, pledges, charges, rights of first refusal, liens or other security interests relating to Company Debt; or
(d) any of the following conditions exists or has occurred and is continuing at the Expiration Date:
(i) there is pending or threatened any action by any governmental entity that seeks, directly or indirectly, to challenge or make illegal or otherwise prohibit or materially delay the consummation of the Offer or the Merger, or to make materially more costly the making of the Offer, or to obtain from Sharps, Parent or Purchaser any damages that are material in relation to Sharps and its subsidiaries taken as a whole;
(ii) there has been any law enacted, entered, promulgated, enforced or deemed applicable by any governmental entity of competent jurisdiction that is then in effect, whether temporary, preliminary, or permanent, that would, or would reasonably be expected to, make illegal, restrain or prohibit the consummation of the Offer or the Merger; or
(iii) since the date of the Merger Agreement, there has occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;
(iv) (A) Sharps has failed to perform or comply in all material respects with any of its obligations, covenants or agreements under the Merger Agreement and such failure has not been cured by the Expiration Date,
(B) the representations and warranties of Sharps set forth in:
(1) Article IV of the Merger Agreement (other than those contained in Section 4.1(a)(i)-(ii) (Organization, Standing and Power Organization, Standing and Power — due organization, valid existence, good standing and requisite power), Section 4.2(a) (Capital Stock — authorized capital stock), Section 4.4 (Authority), Section 4.5(a)(i) (No Conflict; Consents and Approvals — charter and bylaws), the last sentence of Section 4.6(a) (SEC Reports), Section 4.8 (Certain Information), Section 4.9(a)(ii) (Absence of Certain Changes or Events), Section 4.20 (State Takeover Statutes), Section 4.21 (Section 251(h)), Section 4.22 (No Rights Plan), Section 4.30 (Brokers) and Section 4.31 (Opinion of Financial Advisor)) are not true and correct in all respects, without regard to any “materiality” or “ Material Adverse Effect” qualifications contained in them, at and as of the date of the Merger Agreement and as of and as though made on the Expiration Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failures to be true and correct do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(2) Section 4.9(a)(ii) (Absence of Certain Changes or Events) or Section 4.21 (Section 251(h)) are not true and correct in all respects at and as of the date of the Merger Agreement and as of and as though made on the Expiration Date,

(3) Section 4.1(a)(i)-(ii) (Organization, Standing and Power — due organization, valid existence, good standing and requisite power), Section 4.4 (Authority), Section 4.5(a)(i) (No Conflict; Consents and Approvals — charter and bylaws), the last sentence of Section 4.6(a) (SEC Reports), Section 4.8 (Certain Information), Section 4.20 (State Takeover Statutes), Section 4.22 (No Rights Plan), Section 4.30 (Brokers) or Section 4.31 (Opinion of Financial Advisor) are not true and correct in all material respects at and as of the date of the Merger Agreement and as of and as though made on the Expiration Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and
(4) Section 4.2(a) (Capital Stock — authorized capital stock) is not true and correct in all but de minimis respects, other than as resulting from exercises of existing outstanding Company Stock Options (as defined in the Merger Agreement) set forth in the Merger Agreement or as resulting from grants of Company Stock Awards (as defined in the Merger Agreement) in compliance with the Merger Agreement on or after the date of the Merger Agreement, at and as of the date of the Merger Agreement and as of and as though made at and as of the Expiration Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); provided, further, that for purposes of determining the truth and correctness of such representations and warranties, (x) any update or modification of the Company Disclosure Letter (as defined in the Merger Agreement) purported to have been made after the date of the Merger Agreement shall be disregarded and (y) the truth and correctness of those representations and warranties that address matters only as of a specific date shall be measured only as of such date, or
(C) Parent and Purchaser have not received a certificate of an executive officer of Sharps, dated as of the scheduled Expiration Date, to the effect set forth in the foregoing clauses (A) and (B); or
(v) the Merger Agreement has been validly terminated in accordance with its terms.
For purposes of the Merger Agreement, “Material Adverse Effect” means any event, change, circumstance, occurrence, effect, or state of facts that (A) has or would reasonably be expected to have a materially adverse effect on the business, assets, liabilities, condition (financial or otherwise), or results of operations of Sharps and its subsidiaries, taken as a whole, or (B) materially impairs the ability of Sharps to consummate, or prevents or materially delays, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or would reasonably be expected to do so; provided, however, that, in the case of clause (A) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect, or state of facts arising out of, relating to, or resulting from:
(1) changes or conditions generally affecting the medical waste services industry, the pharmaceutical waste services industry, or the hazardous waste services industry, or the economy or the financial, securities, or credit markets, including effects on such industry, economy or markets resulting from any regulatory and political conditions or developments in general, or changes in interest rates, credit ratings, or the availability of financing;
(2) the outbreak or escalation of war or acts of terrorism or sabotage, or any war or acts of terrorism or sabotage existing or underway as of the date of the Merger Agreement;
(3) the execution and delivery, announcement, or pendency of the transactions contemplated by the Merger Agreement, including the impact of the foregoing on relationships, contractual or otherwise, of Sharps or any of its subsidiaries with employees, contractors, suppliers, distributors, customers, governmental entities or other persons (provided, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in the Merger Agreement expressly addressing the consequences of the negotiation, execution, delivery, announcement, or pendency of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement);
(4) any natural disasters or calamities, including hurricanes, floods, tornados, tsunamis, earthquakes and wild fires;
(5) any epidemic, pandemic, outbreak of disease (including COVID-19) or publicly declared (by a governmental entity) health emergencies, or any escalation or worsening of such conditions;

(6) changes in law or GAAP or other applicable accounting standards or interpretations of the foregoing first announced or that first become effective after the date of the Merger Agreement;
(7) actions taken or omitted by Sharps or its subsidiaries as required by the Merger Agreement, or taken or omitted by Sharps or its subsidiaries with Parent’s prior written consent;
(8) the identity of Parent or Purchaser (provided, that the exceptions in this clause (8) shall not apply to any representation or warranty contained in the Merger Agreement expressly addressing the consequences of the negotiation, execution, announcement or pendency of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement);
(9) any stockholder class action litigation, derivative or similar litigation arising out of or in connection with or relating to the Merger Agreement and the transactions contemplated hereby, including allegations of a breach of fiduciary duty or misrepresentations in public disclosure (provided that any facts regarding the business, assets, liabilities, condition (financial or otherwise) or results of operations of Sharps and its subsidiaries shall not be excluded by the exception in this clause (9) merely because they are raised or asserted in any such litigation); or
(10) any change in the price or trading volume of Sharps’s stock, in and of itself, or any failure, in and of itself, to meet any internal or published budgets, plans, projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics (provided, that the facts or occurrences giving rise to or contributing to such change or failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect);
provided, that, with respect to clauses (1), (2), (4), (5) and (6), the impact of such event, change, circumstance, occurrence, effect or state of facts shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur if it is or would reasonably be expected to be disproportionately adverse to Sharps and its subsidiaries, taken as a whole, as compared to other similarly situated participants in the industries in which Sharps and its subsidiaries operate (in which case, only the incremental disproportionate adverse impact may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur).
16.	Certain Legal Matters; Regulatory Approvals.
General. Except as otherwise set forth in this Offer to Purchase, based on our examination of publicly available information filed by Sharps with the SEC and other publicly available information concerning Sharps, we are not aware of any governmental license or regulatory permit that appears to be material to Sharps’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought or taken. Except as described in the Subsection below titled “— Antitrust Compliance,” we have no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Sharps’s business or certain parts of Sharps’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without purchasing any Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in Section 15 — “Conditions of the Offer.”
State Takeover Laws. A number of states (including Delaware) have adopted laws and regulations that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in, such states. Sharps conducts business in a number of states throughout the United States, some of which may have enacted such laws. Sharps is incorporated in Delaware and is not subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person or entity that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person or entity became an interested stockholder. Sharps has represented to us and Parent that it has taken all required actions such that the restrictions on business combinations contained in any anti-takeover laws and regulations of any governmental entity, including Section 203 of the DGCL, will not apply to the execution, delivery and performance of the Merger Agreement and to the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws.
If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions of the Offer.”
Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder, certain acquisitions of voting securities or assets may not be consummated unless specified information and documentary material have been filed with the relevant Governmental Antitrust Authority (as defined in the Merger Agreement), and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements and may not be completed until the expiration of the waiting period, discussed below, following the filing by Parent and Purchaser, of a premerger notification and report form.
Parent filed a premerger notification and report form under the HSR Act with the FTC and the Antitrust Division in accordance with the terms of the Merger Agreement on July 22, 2022. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. on the 15th calendar day from the time of the filing of the premerger notification and report form by Parent (unless earlier terminated by the FTC and the Antitrust Division). The Antitrust Division or the FTC may extend the waiting period by determining that an investigation is required and asking Parent to voluntarily withdraw and refile the premerger notification and report form to allow a second 15-day period, or by requesting additional information or documentary material relevant to the Offer from Parent (a “Second Request”). If a Second Request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after the date of Parent’s substantial compliance with that request (unless earlier terminated by the FTC and the Antitrust Division). Only one extension of the waiting period pursuant to a Second Request is authorized by HSR Act rules. Thereafter, the waiting period can be extended only by court order or with Parent’s consent. Although Sharps is also required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither Sharps’s failure to make its filing nor its failure to comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares pursuant to the Offer. If either 15-day or ten-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until 11:59 p.m., New York City time, the next day that is not a Saturday, Sunday or legal public holiday.
The Antitrust Division and the FTC routinely evaluate the legality under the United States Antitrust Laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, such as seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of some of Parent’s or Sharps’s assets or any of their respective subsidiaries and affiliates. Private parties and state attorneys general may also bring legal actions under the Antitrust Laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be. If any such action is commenced by the FTC, the Antitrust Division, any state or any other person or entity and an order is issued prohibiting the consummation of the Offer, we may not be obligated to consummate the Offer. See Section 15 — “Conditions of the Offer.”
If any condition to the Offer, including the HSR Condition, is not satisfied or waived by any scheduled Expiration Date, we will extend the Offer for successive periods of up to ten Business Days per extension until all of the conditions, including the HSR Condition, are satisfied or waived. In addition, we will extend the Offer for any period or periods of time required by any applicable law, or applicable rules, regulations, interpretations or positions of the SEC or its staff. However, we do not have an obligation to extend the Offer beyond the Outside Date.
Stockholder Approval Not Required. Section 251(h) of the DGCL provides that no vote of stockholders is required to approve a merger agreement if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the certificate of incorporation and bylaws of the acquired company. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, Sharps will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. As soon as practicable following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Sharps will take all necessary and appropriate action to effect the Merger without a vote of stockholders of Sharps in accordance with Section 251(h) of the DGCL.
17.	Fees and Expenses.
We have retained D.F. King & Co., Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary & Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary & Paying Agent each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.
Other than as set forth above, we will not pay any fees or commissions to any broker or dealer or any other person or entity for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.
18.	Miscellaneous.
We are making the Offer to all holders of Shares. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute, or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute or have such statute declared inapplicable to the Offer, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
No person has been authorized to give any information or make any representation on behalf of Purchaser or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.
We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits thereto, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments to our Schedule TO. In addition, Sharps will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits thereto, pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation and furnishing certain additional related information. Our Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9 and any exhibits or amendments may be examined and copies may be obtained from the SEC in the manner described in Section 8 — “Certain Information Concerning Sharps.”
Raven Houston Merger Sub, Inc.
July 25, 2022

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF PARENT
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. All directors and executive officers listed below are United States citizens.
Name and Position	Business Office Address	Present Principal Occupation or Employment and Employment History
Angela Klappa Chief Executive Officer President Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Angela Klappa currently serves as the CEO of Curtis Bay Medical Waste Services, which she joined in February 2022. Previously, she was a senior executive at Aramark, specifically in the facilities services and industrial sector of Aramark Uniform Services. During her more than 20 year tenure there, she held numerous positions of increasing responsibility leading sales, operations and business development.

Andrew Wilson Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Andrew Wilson is a Partner at Aurora Capital Partners. Mr. Wilson joined Aurora Capital Partners in 2008. Previously, he was in the Investment Banking Division of Bank of America where he was a member of the Mergers & Acquisitions Group in New York.

Matthew Laycock Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Matthew Laycock is a Partner at Aurora Capital Partners. Mr. Laycock joined Aurora Capital Partners in 2004. Previously, he was at Castle Harlan and in the Investment Banking Division of J.P. Morgan where he was a member of the Industrials Group in New York.

Matthew Asperheim Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Matthew Asperheim is a Vice President of Aurora Capital Partners. Mr. Asperheim joined Aurora Capital Partners in 2014. Previously, he was in the Investment Banking Division of Houlihan Lokey where he was a member of the Healthcare Group in Chicago.

Charles Veniez Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Charles Veniez currently serves as Board Chair of West Coast Gate & Entry Systems, Board Chair at Curtis Bay Medical Waste Services, Board Member at Wholesale Produce Supply and is a Member of the Aurora Capital Executive Advisory Committee. Mr. Veniez is also managing Member of Mount Royal Holding, LLC. Prior to that he was President & CEO from 2014 to 2018 of Industrial Container Services.

Robert Weil Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Robert Weil is currently the Chief Financial Officer at Restaurant Technologies, which he joined in 2007. Prior to joining Restaurant Technologies, Mr. Weil had a 15 year career in the airline industry, holding various finance roles at Northwest Airlines from 1991 to 2000 and as Chief Financial Officer at MAIR Holdings from 2000 to 2007, the publicly traded parent company of Mesaba Airlines, a regional carrier for Northwest Airlines.

Name and Position	Business Office Address	Present Principal Occupation or Employment and Employment History
John Pencak Chief Financial Officer Treasurer	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
John Pencak currently serves as Chief Financial Officer and Treasurer at Curtis Bay Medical Waste Services. Mr. Pencak has held various positions of increasing responsibility in the management consulting industry for more than 25 years.

Allen Ruttenberg Chief Operating Officer Secretary	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Allen Ruttenberg currently serves as the Chief Commercial Officer at Curtis Bay Medical Waste Services, starting in 2021. Prior to his current role, Mr. Ruttenberg also served as District Manager at Curtis Bay Medical Waste Services from 2016 to 2018, and Vice President Sales from 2018 to 2020 and as Chief Operating Officer from 2020 until 2021. Prior to Curtis Bay Medical Waste Services, Mr. Ruttenberg held various positions of increasing responsibility in the environmental services industry.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser or its affiliates. All directors and executive officers listed below are United States citizens.
Name and Position	Business Office Address	Present Principal Occupation or Employment and Employment History
Angela Klappa Chief Executive Officer President Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Angela Klappa currently serves as the CEO of Curtis Bay Medical Waste Services, which she joined in February 2022. Previously, she was a senior executive at Aramark, specifically in the facilities services and industrial sector of Aramark Uniform Services. During her more than 20 year tenure there, she held numerous positions of increasing responsibility leading sales, operations and business development.

Andrew Wilson Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Andrew Wilson is a Partner at Aurora Capital Partners. Mr. Wilson joined Aurora Capital Partners in 2008. Previously, he was in the Investment Banking Division of Bank of America where he was a member of the Mergers & Acquisitions Group in New York.

Matthew Laycock Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Matthew Laycock is a Partner at Aurora Capital Partners. Mr. Laycock joined Aurora Capital Partners in 2004. Previously, he was at Castle Harlan and in the Investment Banking Division of J.P. Morgan where he was a member of the Industrials Group in New York.

Matthew Asperheim Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Matthew Asperheim is a Vice President of Aurora Capital Partners. Mr. Asperheim joined Aurora Capital Partners in 2014. Previously, he was in the Investment Banking Division of Houlihan Lokey where he was a member of the Healthcare Group in Chicago.

Charles Veniez Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Charles Veniez currently serves as Board Chair of West Coast Gate & Entry Systems, Board Chair at Curtis Bay Medical Waste Services, Board Member at Wholesale Produce Supply and is a Member of the Aurora Capital Executive Advisory Committee. Charles is also managing Member of Mount Royal Holding, LLC. Prior to that he was President & CEO from 2014 from 2018 of Industrial Container Services.

Name and Position	Business Office Address	Present Principal Occupation or Employment and Employment History
Robert Weil Director	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Robert Weil is currently the Chief Financial Officer at Restaurant Technologies which he joined in 2007. Prior to joining Restaurant Technologies, Mr. Weil had a 15 year career in the airline industry, holding various finance roles at Northwest Airlines from 1991-2000 and Chief Financial Officer at MAIR Holdings from 2000-2007, the publicly traded parent company of Mesaba Airlines, a regional carrier for Northwest Airlines.

John Pencak Chief Financial Officer Treasurer	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
John Pencak currently serves as Chief Financial Officer and Treasurer at Curtis Bay Medical Waste Services. Mr. Pencak has held various positions of increasing responsibility in the management consulting industry for more than 25 years.

Allen Ruttenberg Chief Operating Officer Secretary	11611 San Vicente Blvd, Suite 800, Los Angeles, CA 90049
Allen Ruttenberg currently serves as the Chief Commercial Officer at Curtis Bay Medical Waste Services, starting in 2021. Prior to his current role, he also served Curtis Bay MWS as District Manager, 2016-2018, V.P. Sales 2018-2020 and COO from 2020-2021. Prior to Curtis Bay MWS, Mr. Ruttenberg held various positions of increasing responsibility in the Environmental Services Industry.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary & Paying Agent at one of the addresses set forth below:
The Depositary & Paying Agent for the Offer is:

Computershare Trust Company, N.A.
If delivering by Registered & Overnight Mail:	If delivering by First Class Mail:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn.: Corporate Actions Voluntary Offer 150 Royall Street, Suite V Canton, MA 02021	Attn.: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011
If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at its telephone number and e-mail address set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Shareholders Call (Toll-Free): (800) 284-1755
Banks and Brokers Call: (212) 269-5550
By Email: SMED@dfking.com